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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 10


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             HISPANIC EXPRESS, INC.
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             (Exact name of registrant as specified in its charter)


              DELAWARE                                    95-4821102
   (State or other jurisdiction of                      (IRS Employer
    incorporation or organization)                    Identification No.)


                            5480 EAST FERGUSON DRIVE
                           COMMERCE, CALIFORNIA 90022
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                    (Address of principal executive offices)


Registrant's telephone number, including area code:   (213) 720-8600


Securities to be registered pursuant to Section 12(b) of the Act:

        TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED


Securities to be registered pursuant to Section 12(g) of the Act:


                                  Common Stock
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                                (Title of class)


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
                                                                                 PAGE
                                                                                 ----
Item 1.  Business ..........................................................       2

Item 2.  Financial Information .............................................      24

Item 3.  Properties ........................................................      38

Item 4.  Security Ownership of Certain Beneficial Owners and Management ....      38

Item 5.  Directors and Executive Officers ..................................      40

Item 6.  Executive Compensation ............................................      43

Item 7.  Certain Relationships and Related Transactions ....................      48

Item 8.  Legal Proceedings .................................................      52

Item 9.  Market Price of and Dividends on Registrant's Common Equity
         and Related Stockholder Matters ...................................      52

Item 10.  Recent Sales of Unregistered Securities ..........................      53

Item 11.  Description of Registrant's Securities to be Registered ..........      54

Item 12.  Indemnification of Directors and Officers ........................      57

Item 13.  Financial Statements and Supplementary Data ......................      57

Item 14.  Changes in and Disagreements with Accountants and Accounting
          and Financial Disclosure .........................................      58

Item 15.  Financial Statements and Exhibits ................................      58


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                                ITEM 1. BUSINESS

OVERVIEW

        Hispanic Express, Inc., or Hispanic Express, was incorporated in Delaware on September 5, 2000, as a wholly owned subsidiary of Central Financial Acceptance Corporation, or Central Financial. Central Financial was formed in April 1996 by Banner Holdings, Inc., or Banner Holdings. On June 24, 1996, Banner Holdings contributed to Central Financial its investment in its subsidiaries that operated its small loan automobile sales, travel and related businesses and its consumer products receivable portfolio. Banner's Central Electric, Inc., or Banner's Central Electric, an affiliate of Banner Holdings, generated the consumer products receivable portfolio through sales of merchandise at Banner's Central Electric's retail stores.

        In July 1996, Central Financial's common stock was listed on the NASDAQ National Market when Central Financial sold 2,127,000 shares of its common stock constituting 29.2% of its total common outstanding shares in an initial public offering. On June 1, 1999, Central Financial's common stock was delisted from the NASDAQ National Market as a result of its inability to achieve a sufficient market value of public float and now trades on the OTC Bulletin Board.

        In February 1999, West Coast Private Equity Partners, L.P., or West Coast, the parent company of Banner Holdings, approved a plan to liquidate Banner Holdings. As a result, West Coast and its coinvestors directly own 5,150,000, or approximately 72%, of Central Financial's 7,166,000 common shares outstanding.

        On September 6, 2000, Central Financial's Board of Directors approved a Plan of Complete Dissolution, Liquidation and Distribution, or the Plan, which provides for the dissolution and liquidation of Central Financial, and the liquidating distribution to its shareholders of all of the common stock of its two wholly-owned subsidiaries, one of which is our company. Pursuant to the Plan, each holder of Central Financial common stock will, for every share of common stock of Central Financial owned by such holder on the date that Central Financial dissolves and liquidates under the Plan, or the Liquidation Date, become the owner of one share of our common stock and one share of common stock of Central Financial's other wholly owned subsidiary, Banner Central Finance Company, or Banner Central Finance.

        On September 29, 2000, stockholders owning a majority of the outstanding shares of Central Financial's common stock approved the Plan.

        The dissolution and liquidation of Central Financial and the distribution of our common stock of under the Plan is intended to enhance stockholder value over the long term. Central Financial's Board of Directors also believes that the implementation of the Plan will allow us to concentrate on the businesses of our subsidiaries and will provide us with greater flexibility in pursuing our business objectives, independent of Banner Central Finance.

        In connection with the Plan, and pursuant to this registration statement on Form 10, we are registering our shares of common stock under the Securities Exchange Act of 1934, as


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amended. The common stock of Central Financial currently trades on the OTC
Bulletin Board. We would expect our shares of common stock to also trade on the OTC Bulletin Board under the symbol "HEXI" if, after the Liquidation Date, at least one market maker submits application to the OTC Bulletin Board in which it represents that:

        -       it desires to represent us as a market maker; and

        - it has satisfied all applicable requirements of the Securities and Exchange Commission and the National Association of Securities Dealers.

        There is currently no public market for our shares of common stock, and we do not know whether a trading market will develop on or after the Liquidation Date.

        Except as otherwise expressly noted, this section of this registration statement is written as if Central Financial had contributed three of its subsidiaries to us on the earliest date that this section discusses. These subsidiaries are BCE Properties I, Inc, Central Consumer Finance Company and Centravel, Inc. Through these subsidiaries, we presently have two principal businesses: consumer financial products and travel services.

CONSUMER FINANCIAL PRODUCTS BUSINESS

        Through our consumer financial products business, we have served the Hispanic population, primarily in California, and we:

        -       provide small, unsecured, personal loans;

        -       finance travel related services sold by our travel business;

        -       provide insurance products; and

        -       provide check cashing and money transfer services.

        Our consumer financial products business caters to the low-income Hispanic population by locating our facilities primarily in Hispanic communities, advertising in Spanish, and employing Spanish as the primary language spoken at our locations.

        Our customers typically have been between the ages of 21 and 45, earn less than $25,000 per year, have little or no savings, and have limited or short-term employment histories. In addition, customers of our consumer financial products business typically have no or limited prior credit histories and are generally unable to secure credit from traditional lending sources.

        Historically, our consumer financial products business has grown by introducing financial products we felt would well serve the low-income Hispanic community. In December of 1992, we began offering, our unsecured, closed-end, small loans, generally ranging from $350 to $1,500, for personal, family or household purposes.


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        In May 1997, we introduced a new financial product involving the issuance of a card, called an "Efectiva Card." The Efectiva Card provides our customers with the ability to access their established lines of credit with us by withdrawing cash from our cash dispensing machines. Our cash dispensing machines are proprietary and are not part of any network system.

        In October 1997, we entered into an agreement with Kmart Corporation, or Kmart, to install our cash dispensing machines at 10 Kmart locations in Southern California. In January 1998, we agreed to expand our relationship with Kmart and install cash dispensing machines in additional Kmart stores and we presently have machines in 35 locations. At certain times of the year, we also place our employees at the Kmart stores in kiosks to receive and process applications for the Efectiva Card. The agreement, which can be terminated for any reason by either Kmart or us, upon 30 days' written notice, requires us to pay a monthly license fee to Kmart for each location, plus certain monetary incentives for each loan we make, and to pay all costs and expenses related to the installation and maintenance of our cash dispensing machines and our on-site employees. In September 2000, we made a decision to reduce the number of Kmart locations, in which we have our cash dispensing machines, to 15.

        As a complementary business line in 1995, we began to offer financing of travel tickets, which we sell at our travel locations. In 1998, we began to offer fee-based check cashing and money transfer services in stand-alone check cashing centers we operate.

        In our consumer financial products business we also act as an intermediary for an independent insurance carrier that sells credit life and credit accident and health insurance to our customers. Through this arrangement, we sell policies to our customers within limitations established by agency contracts with that insurer. Credit life insurance provides for the payment in full of the borrower's credit obligation to the lender if the borrower dies. Credit accident and health insurance provides for repayment of loan installments to the lender during the insured's period of involuntary unemployment resulting from disability, illness or injury. Premiums for such credit insurance are at the maximum authorized rates and are stated separately in our disclosure to customers, as required by the Truth-in-Lending Act and applicable state statutes. We do not act as an intermediary with respect to the sales of credit insurance to non-borrowers. We earn a commission from the insurance carrier on the sale of credit insurance, which is based in part on the claims experience on policies that the insurance carrier sells through us. Beginning in mid-1996, the independent insurance carrier reinsured the credit life and credit accident and health risk with a newly formed subsidiary we established. As a result of this reinsurance arrangement, the credit risk remains with us.

TRAVEL SERVICES BUSINESS

        Through our travel business we are a leading retail seller of discount airline tickets to Hispanics residing in the United States who travel to Latin America. In 1999, our travel service operations generated gross bookings of approximately $144 million. We began our travel business in July 1995 with a single location and through the assumption of leases in real estate, which had previously held travel offices, have grown to 140 travel locations. We presently have 126 travel locations in California and also operate in Arizona, Colorado, Nevada, Illinois and Texas. We cater to the Hispanic population by locating our travel stores in Hispanic


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communities, advertising in Spanish and employing Spanish as the primary language spoken at our locations.

        We sell both published and non-published fares. Non-published fares are tickets we buy from airlines, under special price contracts, and resell to consumers at discounts off the airlines' published fares. We have rights to buy these non-published fares under contracts from 11 airlines, including, American, Delta, United, Continental, Mexicana, Aeromexico and Taca. Our contracts are generally for one year or less and can be canceled on short notice. In addition, these contracts do not require the airlines to deal with us exclusively or provide us with a specific quantity of tickets. Under our contracts, we purchase tickets only when we have an order and, therefore, we do not have inventory costs. We also offer a full complement of regular published fares for both domestic and Latin American air travel on which we earn a commission. Our travel business also earns significant performance-based incentive compensation, referred to as "override commissions" from certain airlines with whom we do business. The price at which we purchase our tickets and the commission we earn on published fares are determined by the individual airlines and are subject to frequent change and cancellation.

        In June 1999, we made a decision to conduct our travel business on the Internet targeting bilinguals, Hispanic and English-speaking non-Hispanics, who are increasingly utilizing the Internet to purchase travel to Latin America. To accomplish this, we established two Internet sites, Vuelabarato.com (fly cheap) and 4GreatFares.com, and began to advertise these sites in both Spanish and English newspapers and on outdoor billboards in California. For the twelve months ended December 31, 1999 and the six months ended June 30, 2000 we spent $0.3 million and $0.7 million, respectively, on Internet advertising.

        However, reacting to changing market conditions, we made a decision in May 2000 to significantly curtail our Internet operations and to reduce both our related future advertising and personnel expenses. As a result of this decision, our Internet sales experienced a significant decrease in activity in May and June of 2000 and we expect that future levels of business will be at lower levels than experienced in the first quarter of 2000.

DEMOGRAPHIC TRENDS AND MARKET OPPORTUNITY

        Since 1950, Hispanics have been the fastest growing minority group in the United States. The Hispanic population in Latin America has also experienced strong growth and this trend is expected to continue. As an established provider of consumer financial products and travel services to the Hispanic community, we believe we are well positioned to capitalize on the projected growth in the Hispanic population in the United States.

        - As of 1998, the U.S. Hispanic population totaled approximately 30 million people (11% of the U.S. population) and is expected to grow to approximately 41 million people by the year 2010;

        - Total U.S. Hispanic purchasing power exceeded $270 billion in 1998, up from $94 billion in 1984, and is expected to continue to rise; and


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        -       Ten major markets account for over 60% of the Hispanic
                population and purchasing power in the U.S. These markets are Los Angeles, San Francisco/San Jose, San Diego, New York, Houston, San Antonio, McAllen/Brownsville, Dallas/Fort Worth, Miami and Chicago.

BUSINESS STRATEGY

        Recognizing the demographic trends, our strategy is to establish ourselves as a leading Spanish-language provider of consumer financial products and travel services to the Hispanic population residing in the United States. We intend to achieve this objective through the following initiatives.

        - We plan to continue to open travel agencies in the United States, which cater to the growing Hispanic population;

        - We plan to use our increasing market share to continue to negotiate favorably discounted non-published fares from the airlines;

        - We plan to sell these discounted fares through our travel agencies and via the Internet to both Hispanics and non-Hispanics seeking travel to Latin America;

        - We intend to establish new strategic relationships that will permit us to offer additional travel products, hotels and tours, which we will sell through our travel stores and our Internet sites;

        - We plan to increase our distribution network through new stand-alone travel locations; and

        - We plan to develop other financial products and services, which we believe can be successfully introduced to our Hispanic customer base and introduce them through our distribution system.

COMPANY OPERATIONS

SMALL LOAN BUSINESS

        In December 1992, we began offering unsecured, closed-end, small loans ranging from $350 to $1,500 for personal, family or household purposes at Banner's Central Electric's flagship retail store. Prior to beginning this business, we determined that there was a significant demand for small loans, and that financial institutions in our geographic market were not making loans of less than $1,500 and did not have adequate underwriting experiences to serve the low-income Hispanic population. Beginning in May 1997, we began offering unsecured open-end small loans that can be accessed through our ATM network with our Efectiva Card. At December 31 1999, our small loan business was operating through 60 facilities, 25 of which were our finance centers and 34 of which were at Kmart locations, and one at a Wal-Mart location.


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TRAVEL SALES AND FINANCE

        As a complementary business line, in mid-1995 we began our travel business, offering sales of airline tickets, as well as the financing of such purchases. We believe that we are currently the largest providers of travel services to the Hispanic population in California. Substantially all of our ticket sales are for international travel, which generally provides a higher commission structure than does domestic travel. At June 30, 2000, we operated through 140 locations, of which 126 are located in California and 14 are located outside of California. We believe that both our small loan and travel product lines can be offered out of 1,000 -- 1,500 square foot locations, and that these locations can efficiently offer additional financial products and services which we anticipate we will make available in the future.

OTHER BUSINESS ACTIVITIES

        We act as an intermediary for an independent insurance carrier that sells credit life and credit accident and health insurance to our customers. Through this arrangement, we sell policies to our customers within limitations established by agency contracts with that insurer. Credit life insurance provides for the payment in full of the borrower's credit obligation to the lender if the borrower dies. Credit accident and health insurance provides for repayment of loan installments to the lender during the insured's period of involuntary unemployment resulting from disability, illness or injury. Premiums for such credit insurance are at the maximum authorized rates and are stated separately in our disclosure to customers, as required by the Truth-in-Lending Act and applicable state statutes. We do not act as an intermediary with respect to the sale of credit insurance to non-borrowers. We earn a commission from the insurance carrier on the sale of credit insurance, which is based in part on the claims experience on policies that the insurance carrier sells through us. Beginning in mid-1996, the independent insurance carrier reinsured the credit life and credit accident and health risk with a newly formed subsidiary of ours. As a result of this reinsurance arrangement, the credit risk remains with us. In 1998, we began to charge our customers a fee on payroll checks that they cash at our facilities and to offer check cashing services at certain of our financial centers.

CREDIT PROCEDURES

        In late 1996, we took a number of steps to improve collections and credit quality. We hired a senior executive in the credit and collections field. In December 1996, we installed an autodialer to assist our collections personnel in successfully contacting past due borrowers.

        We have developed uniform guidelines and procedures for evaluating credit applications for installment credit travel sales and small loans. We take credit applications at all of our locations, at each of Banner's Central Electric's stores and at each Kmart location that has our cash dispensing machines. We then generally transmit them electronically through our computer system or facsimile machines to our credit processing facility, where all credit approval and verification is centralized. We believe that our underwriting policies and procedures allow us to respond quickly to credit requests. We typically respond to credit applicants within one hour. We believe that because of our prompt response, many customers prefer to deal with us instead of our competitors.


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        Our credit managers and credit approvers make their decisions on a case by case basis and are influenced by, among other things, whether an applicant is a new or existing customer. New applicants complete standardized credit applications which contain information concerning income level, employment history, stability of residence, driver's license or state identification card, social security number, capacity to pay and personal references. We also verify the applicant's employment and residence with our credit verifiers and depending on the relevant factor may verify other pertinent information. We also obtain a credit bureau report and rating, if available, and seek to confirm other credit-related information. For an established customer, the credit process currently includes a review of the customer's credit and payment history with us, and depending on the size of the transaction an updated verification of employment and residence. Because we offer multiple lines of credit, we review the aggregate amount that a customer owes. In cases where a customer makes a request for a substantial increase in his or her aggregate outstanding balance, we will obtain an updated credit bureau report and will seek to confirm employment. In instances where the applicant has no or limited credit history, we may require a co-signer with appropriate credit status to sign the contract and may, in the travel installment credit business, also require a down payment. See -- "Business Considerations and Credit Factors that May Affect Future Results of Operations and Stock Price -- Credit Risk Associated with Customers; Lack of Collateral."

PAYMENT AND COLLECTIONS

        Industry studies estimate that a significant amount of the adult population in the United States does not maintain a checking account, which is a standard prerequisite for obtaining a consumer loan, credit card or other form of credit from most consumer credit sources. Our customers are required to make their monthly payments using a payment schedule that we provide to them. The vast majority of our customers make their payments in cash at our locations or at our payment facilities in Banner's Central Electric's stores. For our customers who are paid their wages by check but who do not maintain checking accounts, we cash such checks for a fee in order to facilitate account payments.

        We consider payments past due if a borrower fails to make any payment in full on or before its due date, as specified in the installment credit or small loan contract or mortgage the customer signs. We currently attempt to contact borrowers whose payments are not received by the due date within 10 days after such due date. We contact these borrowers by both letter and telephone. In December 1996, we installed an autodialer which makes up to 500 telephone calls per hour to assist our collections personnel in successfully contacting past due borrowers. If no payment is remitted to us after the initial contact, we make additional contacts every seven days, and, after a loan becomes 31 days delinquent, we generally turn over the account to our credit collectors. Under our guidelines, we generally charge off and turn over an account to a collection agency when we determine that the account is uncollectible, which is typically when the account is 150 days past due.

THIRD PARTY SYSTEMS

        The travel information we utilize to conduct our business is provided to each of our travel stores and our Internet business through global distribution systems, operated by


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SABRE, Amadeus, and Worldspan. SABRE, Amadeus and Worldspan are world leaders in the electronic distribution of travel-related products and services. Global distribution systems provide us with electronic booking systems and databases containing flight schedules and availability, and published fares information for approximately 400 airlines located throughout the world.

        The global distribution systems are provided to us under three to five-year contracts, without charges, as long as we maintain a certain level of booking. Our contracts also provide for incentives if we exceed certain performance criteria.

ADVERTISING

        We actively advertise primarily in Hispanic newspapers targeting both our present and former customers, and potential customers who have used other travel agencies to book travel. We also advertise in English newspapers to promote our English-language Internet site.

EMPLOYEES

        At September 30, 2000, we employed a total of 386 full-time employees and 173 part-time employees in its businesses. Our employees are not represented by a union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

SUPERVISION AND REGULATION

CONSUMER FINANCE OPERATIONS REGULATION

        Our consumer finance operations are subject to extensive regulation. Violation of statutes and regulations applicable to us may result in actions for damages, claims for refunds of payments made, certain fines and penalties, injunctions against certain practices and the potential forfeiture of rights to repayment of loans. Changes in state and federal statutes and regulations may affect us. We, together with industry associations, actively lobby in the states in which we operate. Although we are not aware of any pending or proposed legislation that could have a material adverse effect on our business, we cannot assure that future regulatory changes will not adversely affect our lending practices, operations, profitability or prospects.

STATE REGULATION OF CONSUMER PRODUCT AND TRAVEL FINANCE

        In California, the California Retail Installment Sales Act, or the Unruh Act, regulates our installment travel finance and small loan business. The Unruh Act requires us to disclose to our customers, among other matters:

        -       the conditions under which we may impose a finance charge;

        - the method of determining the balance which is subject to a finance charge;

        -       the method used to determine the amount of the finance charge;
                and


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        -       the minimum periodic payment required.

        In addition, the Unruh Act provides consumer protection against unfair or deceptive business practices by:

        -       regulating the contents of installment sales contracts;

        - setting forth the respective rights and obligations of buyers and sellers; and

        - regulating the maximum legal finance rate or charge and limiting other fees on installment sales.

SMALL LOAN BUSINESS

        Small loan consumer finance companies are subject to extensive regulation, supervision and licensing under various federal and state statutes, ordinances and regulations. In general, these statutes establish maximum loan amounts and interest rates and the types and maximum amounts of fees and other costs that may be charged. In addition, state laws regulate collection procedures, the keeping of books and records and other aspects of the operation of small-loan consumer finance companies. State agency approval generally is required to open new branch offices. Accordingly, our ability to expand by acquiring existing offices and opening new offices has depended, in part, on obtaining the necessary regulatory approvals.

        Each facility that offers small loans must be separately licensed under the laws of California. Licenses granted by the regulatory agencies are subject to renewal every year and may be revoked for failure to comply with applicable state and federal laws and regulations. In California, licenses may be revoked only after an administrative hearing.

INSURANCE BUSINESSES

        In California, the State of California Department of Insurance regulates our insurance businesses. In general, this agency issues regulations which require us to, among other things, maintain fiduciary fund and trust accounts and follow specific market, general business and claims practices.

FEDERAL LENDING REGULATION

        We are subject to extensive federal regulation as well, including the Truth-in-Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act and the regulations thereunder and the Federal Trade Commission's Credit Practices Rule. These laws require us to provide full disclosure of the principal terms of each loan to every prospective borrower, prohibit misleading advertising, protect against discriminatory lending practices and proscribe unfair credit practices. Among the key disclosure items under the Truth-in-Lending Act are the terms of repayment, the total finance charge and the annual rate of finance charge or "Annual Percentage Rate" on each loan. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on certain bases, including race, color, sex, national


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origin, age or marital status. Regulation B issued under the Equal Credit
Opportunity Act requires creditors to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer-reporting agency. The Credit Practices Rule limits the types of property a creditor may accept as collateral to secure a consumer loan.

CHECK CASHING REGULATION

        The California Department of Justice regulates our check cashing business. In general, state law and regulations set forth requirements and procedures which require us to, among other things, limit the amount of fees we may charge, renew our check casher's permit annually and post a schedule of the fees we charge for check cashing services in each of our locations.

TRAVEL AGENCY REGULATION

        Each of our travel locations are travel agencies that are regulated by the Airline Reporting Corporation, or ARC. The ARC represents the major scheduled airline carriers and sets the operating rules for travel agencies. We are required to submit weekly reports to the ARC and to meet certain procedural, funding and bonding requirements that the ARC sets. In California, under the Seller of Travel Act, we are required to register as a seller of travel, comply with certain disclosure requirements and participate in the State's restitution fund. We also are subject to regulation by the United States Department of Transportation, or the DOT, by regulations applicable to business generally and by laws or regulations directly applicable to access online commerce. However, it is possible that laws and regulations may be adopted with respect to the Internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws. Such laws would likely impose additional burdens on companies conducting business online.

        Moreover, in many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. Tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. Federal legislation imposing certain limitations on the ability of states to impose taxes on Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, as this legislation is known, imposes on electronic commerce a three-year moratorium on state and local taxes imposed after October 1, 1998, but only where such taxes are discriminatory on Internet access.


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BUSINESS CONSIDERATIONS AND CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS OF
OPERATIONS AND STOCK PRICE

        Discussions of certain matters contained in this registration statement may constitute forward-looking statements under Section 21E of the Exchange Act. These statements may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which we operate in, projections of future performance, perceived opportunities in the market and statements regarding our mission and vision. Our actual results, performance and achievements may differ significantly from the results, performance or achievements expressed or implied in such forward-looking statements. The following is a summary of some of the important factors that could affect our future results of operations and/or our stock price, and should be considered carefully.

ABSENCE OF OPERATING HISTORY

        We were formed on September 5, 2000 and we do not have an operating history as a separate stand-alone company. Our success will depend, in large part, of the ability of the management to implement its business strategy.

ABSENCE OF TRADING MARKET

        There is currently no public market for the shares of our common stock, and we do not know whether a trading market will develop on or after the date such shares are distributed to you. If we do become a publicly traded company, the price at which our common stock would trade cannot be predicted. The price at which our common stock would trade will be determined by the marketplace and may be influenced by many factors, including the limited amount of public float for our common stock, investors' perception of our dividend policy (See "Absence of Dividend") and general economic and market considerations, particularly in California.

ABSENCE OF DIVIDEND

        We do not currently intend to pay regular cash dividends on our common stock. Our dividend policy will be reviewed from time to time by our Board of Directors in light of our earnings and financial position and other business considerations that our Board of Directors considers relevant.

LIABILITY FOR THIRD PARTY CLAIMS

        We have entered into a Contribution Agreement with Central Financial, which, among other things, provides for the indemnification of Central Financial by us against all liabilities, such as lawsuits or other claims by third parties. In addition, the Contribution Agreement provides for indemnification by us of Central Financial's shareholders at the Liquidation Date upon the dissolution and liquidation of Central Financial. However, there is always the possibility that we may cease to exist or that we may not have sufficient assets to fully indemnify Central Financial or its shareholders.


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

CREDIT RISK ASSOCIATED WITH CUSTOMERS; LACK OF COLLATERAL

        Our customers are typically between the ages of 21 and 45, earn less than $25,000 per year, have little or no savings, and have limited or short-term employment histories. In addition, our customers typically have no prior credit histories and are unable to secure credit from traditional lending sources. We base our credit decisions primarily on our assessment of a customer's ability to repay the obligation. In making a credit decision, in addition to the size of the obligation, we generally consider a customer's income level, type and length of employment, stability of residence, personal references and prior credit history with us. We, however, are more susceptible to the risk that our customers will not satisfy their repayment obligations than are less specialized consumer finance companies or consumer finance companies that have more stringent underwriting criteria.

        Because we rely on the creditworthiness of our customers for repayment and do not rely on collateral securing the debt, we experience actual rates of losses higher than lenders who have collateral which they can repossess in the event of a borrower's default. At June 30, 2000 and 1999 our net finance receivables had accounts with payments 31 days or more past due, as a percentage of end of period net receivables, of 6.3% and 5.0%, respectively. At December 31, 1999, 1998 and 1997 net finance receivables had accounts with payments 31 days or more past due as a percentage of end of period net receivables of 5.1%, 4.1% and 8.1%, respectively. For the six months ended June 30, 2000 and 1999, and the twelve months ended December 31, 1999, 1998 and 1997, the portfolios comprising the finance receivables had net write-offs of $2.8 million, $2.9 million, $6.6 million, $8.7 million and $5.3 million, respectively. We cannot assure that we will not experience increases in delinquencies and net write-offs which would require additional increases in the provisions for credit losses. Such increases would adversely affect results of operations if we were not able to increase the rate charged on receivables to reflect the additional risks in its portfolios. Because we presently charge the maximum allowable interest rates on our small loan products, further increases in delinquencies and write-offs will adversely affect results of our operations. For information concerning our credit quality experience, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Trends", and "Delinquency Experience and Allowance for Credit Losses."

GENERAL ECONOMIC RISK

        The risks associated with our businesses become more significant in an economic slowdown or recession. During periods of economic slowdown or recession we have experienced and may again experience a decreased demand for our financial products and travel services and an increase in rates of delinquencies and the frequency and severity of losses. Our actual rates of delinquencies and frequency and severity of losses have been in the past and may be in the future higher under adverse economic conditions than those generally experienced in the consumer finance industry. Any sustained period of economic slowdown or recession could materially adversely affect our financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Trends", and "Delinquency Experience and Allowance for Credit Losses."

MORTGAGE PORTFOLIO RISKS

        The credit risks associated with our second mortgage loans, including applicable loan to value ratios, and the credit and income histories of the mortgagors are generally higher than in conventional conforming mortgage loans and may lead to higher delinquency rates. Also, our businesses may be materially and adversely affected by declining real estate values as our security interest in the property securing such loans is subordinated to the interest of the first mortgage holder. If the value of the property securing the second mortgage loan is not sufficient to repay the borrowers obligation to the first mortgage holder upon foreclosure, or if there is no additional value in such property after satisfying the borrowers obligation to the first mortgage loan holder, the borrowers obligation to us will likely not be satisfied. Our mortgage business will depend upon Banner Central Finance for the origination and purchase of our mortgage loans and there is no assurance that Banner Central Finance will continue to conduct this business or that we could successfully compete with other mortgage originators if we relied upon independent brokers to acquire our mortgages.

INTEREST RATE RISK

        The net interest spread, which is the difference between the average interest rate on average net receivables and the average interest rate on average interest bearing liabilities, or the Net Interest Spread, partially determines our profitability in our consumer financial products business. Because we pay a floating interest rate on borrowings under our Line of Credit (as defined below), increases in such rate have at times decreased, and in the future may decrease, our Net Interest Spread. This may have a material adverse effect on our results of operations and financial condition.

        The interest rate we are allowed to charge our customers on our small loans is limited under California law. Presently, we generally charge the maximum interest rate permitted in California on the majority of our small loan portfolios. There is no corresponding interest rate limitation on installment travel sales. Increases in the interest rate we charge our customers could reduce demand for our financial products and services which, in turn, could decrease our net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Supervision and Regulation - Small Loan Business."

NEED FOR SENIOR CREDIT FACILITY

        We require substantial capital to finance our business. Consequently, our ability to maintain our current level of operations and to expand our operations will be affected by the availability of financing and the terms thereof.

        Currently, we fund our business activities under one of our subsidiary's revolving loan agreement dated August 11, 2000 with several banks, including, Union Bank of California, N.A. as agent, or the Line of Credit, which expires August 11, 2003. Although the Line of Credit permits us to borrow up to $55 million, the amount of credit available at any one time is limited to 70% of "eligible contracts" as defined in our credit agreement.

        In addition, our inability at any time to renew or replace our Line of Credit or other senior credit facilities on acceptable terms could have a material adverse effect on our results of operations and financing condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

RESTRICTIONS IMPOSED BY THE LINE OF CREDIT

        All of the assets and stock of Central Consumer Finance Company, or Central Consumer (which is our wholly-owned subsidiary), and its subsidiaries have been pledged as collateral for the amounts that Central Consumer borrows under its Line of Credit.

        The Line of Credit requires, among other things, that we maintain specific financial ratios and satisfy certain financial tests with respect to Central Consumer. At June 30, 2000, Central Consumer and subsidiaries had total assets of approximately $70 million and stockholders' equity of approximately $30 million. Our ability to meet these financial ratios and financial tests can be affected by events beyond our control, and we cannot assure that we will meet these tests. The Line of Credit also restricts, among other things, Central Consumer's ability to

        -       incur additional indebtedness;

        -       pay indebtedness prior to the date when due;

        - pay dividends, make certain other restricted payments or consummate certain asset sales;

        -       merge or consolidate with any other person;

        -       enter into certain transactions with affiliates; and

        - incur indebtedness that is subordinate in priority and right of payment to amounts outstanding under the Line of Credit.

        At present time, Central Consumer is in compliance with the financial ratios and tests. However, the breach of any of these covenants could result in a default under the Line of Credit. In the event of a default under the Line of Credit, the lenders could seek to declare all amounts outstanding under the Line of Credit, together with accrued and unpaid interest, to be immediately due and payable. If we were unable to repay the amounts, the lenders under the Line of Credit could proceed against the collateral that we granted to them to secure our indebtedness, which is a significant portion all of our and our subsidiaries' tangible assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

RELATIONSHIPS WITH AIRLINES

        We derive substantially all of our travel services revenue from a combination of:

        -       sales of discounted air fares;

        - commissions on published fares for both domestic travel and travel to Latin America; and

        - performance based compensation referred to as "override commissions."

        We depend on our airlines for access to non-published fares for which we have no long-term or exclusive contracts. Our business could be hurt if the airlines we do business with:

        -       refuse to renew our contracts for non-published fares;

        -       renew the contracts on less favorable terms; or

        -       cancel our contracts.

        Non-published fares are tickets we acquire from the airlines and resell to our customers at discounts off published fares. We have contracts with 11 airlines that permit us to acquire non-published fares. These contracts are typically for a short period, are cancelable on short notice and do not require the airlines to provide us with a specific quantity of tickets or deal with us exclusively.

        A significant portion of our revenue depends on regular and override commissions paid to us by the airlines for bookings made through our travel stores and Internet sites. The airlines we do business with are not obligated to pay any specific commissions, or to pay commissions at all.

        Most recently, there has been a general trend by the airlines to reduce commissions paid to travel agents in order to reduce their distribution costs, and many travel experts believe that airlines will eliminate all commissions in the near future. In response to these changes, many travel agencies, including us, have begun to charge service fees to their customers.

        Although our domestic travel business has been subject to the same downward trends on commission rates, our commission rates on tickets to Latin America, which account for approximately 75% of our travel business, have not, historically, been subject to these general trends. From time to time, however, certain airlines have reduced commission rates on Latin American routes, but have generally reinstated them in order to meet competitive conditions. We believe that the pressure on airlines to reduce their distribution costs will continue and affect our present Latin American commission rates, and we have begun to charge service fees in certain markets where commissions have been reduced and are prepared to introduce service charges throughout all of our travel stores should conditions warrant it.

        A large percentage of our travel business depends upon a limited number of airlines and our business could be hurt if any of these carriers temporarily curtail operations, were shut down, or went out of business. In November of 1999, Taesa Airlines, one of the major

Mexican carriers, was shut down by the Mexican government and eventually was declared bankrupt. The suspension and ultimate cessation of Taesa Airlines had a significant adverse effect on our operations in the fourth quarter of 1999, our busiest travel season. Results for the year ending December 31, 2000, we will also be adversely impacted and will remain as such until the Taesa route system is absorbed by other airline carriers. In response to the cessation of Taesa, Mexicana and Aeromexico, which are controlled by a common parent company, reduced commissions on routes from Tijuana to other parts of Mexico. To offset this decline in commissions, we have begun to charge our customers a service charge.

ABILITY OF THE COMPANY TO EXECUTE ITS BUSINESS STRATEGY

        Our financial performance will depend in part on our ability to

        - successfully develop and introduce new financial products and services;

        -       integrate new travel locations into our operations;

        - generate satisfactory performance or enhance performance at these locations;

        - maintain our airline contracts and commission rates or increase our fees;

        - enter contracts with other providers of travel and travel-related services; and

        -       maintain our present relationship with Kmart.

        Expansion of our business may negatively impact our operating results, particularly during periods immediately following the expansions. In addition, we cannot assure that we will be able to profitably implement our business strategy in new geographical areas. Furthermore, we may compete for expansion with companies that may have significantly greater financial resources than we do. We cannot assure that we will be able to locate suitable new locations for our travel business, or that any operations that we open or acquire will be effectively and profitably integrated into our existing operations.

DEPENDENCE ON CALIFORNIA MARKET

        The majority of our consumer financial products business, our mortgage business, and our travel facilities are located in California and the majority of our revenues are generated in California. Therefore, our performance depends upon general economic conditions in California and Southern California, in particular, and may be adversely affected by social factors or natural disasters in California. A decline in the California economy could have a material adverse effect on our results of operations and financial condition.

COMPETITION

        The small loan consumer finance industry is a highly fragmented segment of the consumer finance industry. There are numerous small loan consumer finance companies operating in the United States. Many of these companies have substantially greater resources than we do and their entry or expansion within our markets could have a material adverse effect on our business strategy and results of our operations and financial condition. We do not believe we compete with commercial banks, savings and loans and most other consumer finance lenders, because these institutions typically do not make loans of less than $1,500.

        We compete with traditional travel agencies, ticket consolidators, Internet travel companies and with the airlines. In the United States Hispanic market, we believe that we are the largest providers of leisure air travel to Hispanic customers traveling to Latin America. We face strong competition on a regional basis from local retail operators, and also face potential competition from larger more traditional travel agencies, who may establish travel agencies or form strategic alliances in Hispanic areas in the future. Some of these agencies have greater financial and marketing resources then we do. We cannot assure that our present or future competitors will not exert significant competitive pressures on us, which could have a material adverse effect on our results of operations and financial condition.

        We compete in our recently established Internet travel business with a variety of Internet travel companies such as CheapTickets, Inc., Priceline.com, Inc. and Previewtravel.com, all of which have greater brand recognition, significantly greater financial, marketing and other resources than we do. Certain of these companies may also be able to secure airline contracts from our travel providers on more favorable terms than we can obtain. We cannot be assured that we will be able to compete successfully against current and future competitors. We also face competition from travel consolidators, who also sell their services directly to customers by telephone and on the Internet. As the market for online travel grows, there can be no assurance that our ticket providers will permit us to continue to sell airline tickets online.

        Among other factors, our success depends heavily on our access to non-published fares, on our brand recognition and on the ability of our systems to integrate our non-published fares with published fares to offer customers a broad choice. Our competitors may enter into strategic or commercial relationships with larger, established and well-financed companies. Some of our competitors have agreements to buy non-published fares from our major suppliers. Our competitors may be able to induce one or more of our suppliers of non-published fares, through pricing, equity or other incentives, to cease doing business with us, or to do business with us on less favorable terms. They might also be able to build strong brand recognition in the Hispanic leisure travel market, through widespread advertising and other marketing efforts. Certain of our competitors may be able to devote greater resources to marketing and promotional campaigns on the Internet if they began to promote Hispanic travel opportunities. Competitors may also devote substantially more resources to website and systems development than we do. Any or all of these developments could bring heavy competitive pressures to bear on us.

SEASONALITY

        Our businesses are seasonal, reflecting fluctuations in leisure travel patterns and consumer demand for small loans. Historically, travel sales increase in the second and fourth quarter of the year, reflecting summer and Christmas travel, and decline in the first and third quarter. The summer and Christmas seasonal cycles are fairly predictable, but may shift or be altered, reflecting changes in the economy, availability of airline capacity and travel prices. These seasonal fluctuations in our business directly impact our operating results and cash flow. Travel sales in general may be impacted by political instability in Latin America, terrorism, fuel price escalation, weather, airline or other travel related strikes and news of airline disasters. We experience the highest demand for our financial products and services between October and December and experience the lowest demand between January and March.

RELIANCE ON THIRD PARTY SYSTEMS

        Our travel business is limited to those airlines that provide comprehensive travel information through the global distribution systems we utilize. There can be no assurance that the airlines we currently have contracts with will continue to sell their services through SABRE, Amadeus and Worldspan, or that we would be able to establish new relationships to ensure uninterrupted access to a comprehensive supply of travel information should the airlines that we have relationships with elect to not use the global distribution systems, that we currently employ. In addition, we are dependent on our global distribution system supplier to continue to offer and maintain their service. Any discontinuation of its service or any reduction in its performance, that requires us to replace such service would be disruptive to our business and could require substantial expenditures and time to transition us to an alternative global distribution system.

TRAVEL INDUSTRY DISRUPTIONS

        A decline in leisure travel or disruptions in travel generally could hurt our business. Leisure travel is highly sensitive to personal discretionary spending levels and thus tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce leisure travel are likely to hurt our business. These may include political instability, regional hostilities, terrorism, fuel price escalation, travel-related accidents, bad weather, and airline or other travel-related strikes.

        A number of airlines are currently in various stages of negotiation with unions representing their employees. If those negotiations fail and the unions elect to strike or effect a slowdown, our business could be harmed.

E-COMMERCE

        Major online service providers and the Internet itself have experienced outages and other delays as a result of software and hardware failures and could face such outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions on the VuelaBarato.com and 4GreatFares.com websites. It is unlikely that we could make up for the level of orders lost in those circumstances by increased phone orders. In addition, the Internet could lose its viability by reason of delays in the development or adoption of new standards to handle increased levels of activity or of increased government regulation. The adoption of new standards or government regulation may require us to incur substantial compliance costs.

GROWTH MANAGEMENT

        We have rapidly and significantly expanded our operations and anticipate further significant expansion. Our inability to manage growth effectively could hurt our business.

        We have recently added a number of key managerial and technical employees, and we expect to add additional key personnel in the future. This expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. To manage the expected growth of our operations and personnel, we plan to:

        - improve and upgrade transaction-processing, operational, customer service and financial systems and financial procedures and controls;

        - maintain and expand our relationships with various travel service suppliers, Internet portals and other travel-related website companies and other third parties necessary to our business;

        -       continue to attract, train and manage our employee base; and

        -       implement a disaster recovery program.

TECHNOLOGY

        We may not be able to keep up with the Internet's rapid technological and other changes. The Internet travel industry in which we compete is characterized by:

        -       rapid technological change;

        -       changes in user and customer requirements and preferences;

        - frequent new product and service introductions embodying new technologies;

        -       the emergence of new industry standards and practices; and

        - the emerging importance of the Internet and the proliferation of companies offering Internet-based products and services.

        These developments could quickly render our existing online sites and proprietary technology and systems obsolete. Our inability to modify or adapt our infrastructure in a timely manner or the expenses incurred in making such adaptations could hurt our Internet business.

        As a result, we will be required to continually improve the performance, features and reliability of our services, particularly in response to competitive offerings. The success of our Internet travel business will depend, in part, on our ability to enhance our existing services and develop new services in a cost-effective and timely manner. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to adapt successfully to customer requirements or emerging industry standards. In addition, the widespread adoption of Internet, networking or telecommunications technologies or other technologies could require us to incur substantial expenditures to modify or adapt our Internet travel services or infrastructure.

        In addition, our computer and communications systems are vulnerable to business interruptions. Our ability to receive and fill orders through our travel call center and provide high-quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. The occurrence of interruptions, delays, loss of data or the inability to accept and confirm customer reservations could hurt our travel business.

        Our online servers and our call center are located in Commerce, California; the SABRE Group's computers are located in Tulsa, Oklahoma. These systems and operations are vulnerable to damage or interruption from power loss, telecommunications failure, hacker break-ins, natural disasters and similar events.

        Although we have adopted network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These kinds of events could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations. The occurrence of any of the foregoing risks could hurt our business.

DOMAIN NAMES

        We currently hold the Internet domain names "www.VuelaBarato.com" and "www.4GreatFares.com." Third parties may acquire domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights that may hurt our business. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. As a result, we may not acquire or maintain the "www.VuelaBarato.com" and "www.4GreatFares.com" domain names in all the countries in which we conduct business.

SERVICE INTERRUPTIONS

        We rely on certain third-party computer systems and third-party service providers, including the computerized central reservation systems of the airline industry to make airline ticket reservations. Any interruption in these third-party services or a deterioration in their performance could hurt our business. If our arrangement with any of these third parties is terminated, we may not find an alternative source of systems support on a timely basis or on commercially reasonable terms. We rely on third parties to print our airline tickets and arrange for their delivery. We rely on third parties to host our online system's infrastructure, web and database servers. We predominately rely on SABRE for our general reservations system, including customer profiling, making reservations and credit card verification and confirmations. Currently, over 90% of our computing transactions are processed through the SABRE systems.

        If we, or SABRE, ever elect to terminate the existing relationship, we would be forced to convert to another provider. This conversion could require a substantial commitment of time and resources and hurt our business.

SECURITY BREACHES

        Online security breaches could hurt our business. In our Internet travel business, secured transmission of confidential information over public networks is essential to maintain consumer and supplier confidence. If any compromise of our security were to occur, it could hurt our business. Concerns over the security of transactions conducted on the Internet and the potential compromise of customer privacy may inhibit the growth of commercial online services as a means of conducting commercial transactions. We have expended resources to protect against security breaches and to alleviate problems caused by such breaches, and we may need to make further expenditures for this purpose in the future. We maintain an extensive confidential database of customer profiles and transaction information. Our current security measures may not be adequate and advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the methods we use to protect customer transaction and personal data.

        A party who can circumvent our security might be able to misappropriate proprietary information or cause disruptions in our operations. Security breaches could also expose us to a risk of loss or litigation and possible liability for failing to secure confidential customer information.

MANAGEMENT AND KEY EMPLOYEE DEPENDENCE

        Our management team is headed by Gary Cypres, our Chairman of the Board, Chief Executive Officer and President and consists of a number of key corporate employees, who as our executive officers and our predecessors have contributed to the development of the businesses that now comprise Hispanic Express. All of our executive officers are, and following the Liquidation Date will continue to be executive officers of Hispanic Express. The loss of the services of any of these executive officers or other key employees could hurt our business. If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

        Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense. We may not be able to attract, assimilate or retain sufficiently qualified personnel. In particular, we may encounter difficulties in attracting a sufficient number of qualified software developers for our future online services and transaction-processing systems. The failure to retain and attract necessary technical, managerial, marketing and customer service personnel could hurt our business and impair our growth strategy. Although none of our employees are represented by a labor union, our employees may join or form a labor union.

BUSINESS EXPANSION

        Our business could be hurt if we do not offer new products and services successfully. We plan to introduce new and expanded products and services. Our inability to generate revenues from such expanded products and services or products sufficient to offset their development or offering cost could hurt our business. Such additional products and services may include secured financing products, as well as hotel, tour, cruise reservations and car rentals. We may not be able to offer such products or services in a cost-effective or timely manner and our efforts may not be successful.

        Further, any new product or service that is not favorably received by customers could damage our reputation or brand name. Expansion of our services could also require significant additional expenses and may strain our management, financial and operational resources. Acquisition Strategies

        Our business could be hurt if we make acquisitions that are not successful. We may in the future broaden the scope and content of our business through the acquisition of existing complementary businesses. We may not be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could hurt our business. We may consider the acquisition of companies providing similar services in other markets or in other sectors of the travel industry in the future. Future acquisitions would expose us to increased risks. These include risks associated with:

        - the assimilation of new operations, sites and personnel; the diversion of resources from our existing businesses, sites and technologies;

        - the inability to generate revenues from new sites or content sufficient to offset associated acquisition costs;

        - the maintenance of uniform standards, controls, procedures and policies; and

        - the impairment of relationships with employees and customers as a result of integration of new businesses.

        Acquisitions may also result in additional expenses associated with amortization of acquired intangible assets or potential businesses.

REGULATORY AND LEGAL UNCERTAINTIES COULD HARM OUR BUSINESS.

        Certain segments of the travel industry are heavily regulated by the United States and other governments. Accordingly, certain services offered by us are affected by such regulations. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and commercial online services could hurt our business.

        Our consumer finance business is regulated by federal, state and local government authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions. These requirements and restrictions include, among other things,

        -       regulating credit granting activities;

        -       establishing maximum interest rates and charges;

        -       requiring disclosures to customers;

        -       governing secured transactions;

        -       setting collection, repossession and claims handling procedures;
                and

        - regulating insurance claims practices and procedures, and other trade practices.

        Although we believe that we are in compliance in all material respects with applicable local, state, and federal laws, rules and regulations, we cannot assure that more restrictive laws, rules and regulations will not be adopted in the future which may make compliance more difficult or expensive, restrict our ability to purchase or finance installment sales or small loans, further limited or restrict the amount of interest and other charges imposed in installment sales or small loans originated by retailers or by our company, or otherwise materially adversely affect our business or prospects. See "Supervision and Regulation."

                          ITEM 2. FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

        The following selected consolidated financial data with respect to our consolidated financial position as of December 31, 1999 and 1998 and our results of operations for the years ended December 1, 1999, 1998 and 1997 has been derived from our audited consolidated financial statements appearing elsewhere in this registration statement. This information should be read in conjunction with such consolidated financial statements and the notes thereto. The selected financial data with respect to our consolidated financial position as of December 31, 1997, 1996 and 1995 and our results of operations for the years ended December 31, 1996 and 1995 has been derived from our audited consolidated financial statements, which are not presented herein.

        The selected financial data with respect to our consolidated financial position as of June 30, 2000, and our results of operations for the six months ended June 30, 2000 and 1999, respectively, have been derived from unaudited financial statements, which in our opinion reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods. The results of operations for the interim periods are not necessary indicative of results of operations for the full calendar year.

                             HISPANIC EXPRESS, INC.
                      SELECTED FINANCIAL AND OPERATING DATA
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                              SIX MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,                              JUNE 30,
                                          ------------------------------------------------------------      --------------------
                                           1995          1995         1997         1998         1999         1999         2000
                                          -------       -------      -------      -------      -------      -------      -------
STATEMENTS OF INCOME DATA:
Revenues:
  Interest income                         $ 5,271       $10,652      $14,393      $15,028      $15,103      $ 7,710      $ 7,138
  Travel services                             371         2,449        8,716        8,961       14,270        5,675        6,983
  Other income(1)                           1,782         4,314        6,365        7,954       10,884        5,369        5,298
                                          -------       -------      -------      -------      -------      -------      -------
    Total Revenues                          7,424        17,415       29,474       31,943       40,257       18,754       19,419
                                          -------       -------      -------      -------      -------      -------      -------

Costs and Expenses:
  Operating expenses                        2,492         6,553       16,891       17,738       24,215       10,447       13,400
  Provision for credit losses               1,598         3,744        5,318        5,952        6,580        2,858        3,035
  Interest expense                          3,277         3,200        3,406        3,212        3,202        1,686        1,655
  Depreciation and amortization               341           147          750        1,151        1,556          625          851
                                          -------       -------      -------      -------      -------      -------      -------
Income (loss) before taxes                   (284)        3,771        3,109        3,890        4,704        3,138          478
Provision (benefit) for income tax           (114)        1,508        1,217        1,556        1,882        1,257          191
                                          -------       -------      -------      -------      -------      -------      -------
  Net Income                              $  (170)      $ 2,263      $ 1,892      $ 2,334      $ 2,822      $ 1,881      $   287
PRO FORMA PER SHARE DATA:                 =======       =======      =======      =======      =======      =======      =======
Net income per common share:
  Basic                                                                                        $  0.39                   $  0.04
  Diluted                                                                                      $  0.39                   $  0.04
Shares used in calculating pro
  forma net income per common share
  Basic                                                                                          7,166                     7,166
  Diluted                                                                                        7,166                     7,166


(1) Other income includes administrative and membership fees charged on certain small loan contracts, late charges, revenue from the sale of insurance products and fees charged for check cashing.


                                                                 DECEMBER 31,                                      JUNE 30,
                                     -----------------------------------------------------------------      ----------------------
                                                                       (Dollars in thousands)
                                       1995           1996          1997          1998          1999          1999          2000
                                     --------       --------      --------      --------      --------      --------      --------
BALANCE SHEET DATA:
Cash                                 $     57       $  5,927      $  5,003      $  7,847      $  5,208      $  5,313      $  4,550
Receivables, net                       30,881         50,370        54,795        60,942        59,899        57,420        55,839
Total assets                           35,174         74,099        85,460        91,785        91,127        86,696        85,284
Notes payable                          40,850         40,850        40,850        40,000        40,000        36,200        28,100
Stockholder's equity (deficit)         (8,752)        24,849        38,864        45,380        43,780        40,605        47,318

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the information under "Selected Financial Data" and our Consolidated Financial Statements and Notes thereto and other financial data, included elsewhere in this registration statement. Certain statements under this caption constitute "forward-looking statements" under Section 21E of the Exchange Act, which involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements. Factors that might cause such a difference, include but are not limited to, credit quality, economic conditions, airline relationships and commissions, technology, competition in the geographic and business areas in which we conduct our operations, fluctuations in interest rates and government regulation. For additional information concerning these factors and others, see "Business -- Business Considerations and Certain Factors that May Affect Future Results of Operations and Stock Price."

OVERVIEW

        In pursuit of our business strategy since 1992, we have grown by introducing financial products and travel services we felt would well serve the Hispanic community. In December of 1992, we began offering, our unsecured, closed-end, small loans, generally ranging from $350 to $1,500, for personal, family or household purposes. On June 1995, we commenced our travel services business and began offering financing for the travel tickets we sold.

        In 1996, we expanded our travel business by assuming the leases to 70 retail locations, which had previously offered travel services.

        In May 1997, we introduced a new financial product involving the issuance of a card, called an "Efectiva Card." The Efectiva Card provides our customers with the ability to access their established lines of credit with us by withdrawing cash from our cash dispensing machines. Our cash dispensing machines are proprietary and are not part of any network system.

        In October 1997, we entered into an agreement with Kmart to install our cash dispensing machines at 10 Kmart locations in Southern California. In January 1998, Kmart and we agreed to expand the relationship and install cash dispensing machines in additional Kmart stores and presently have machines in 35 Kmart locations and in 26 other locations, which we own or operate. At certain times of the year, we also place our employees at the Kmart stores in kiosks we provide to receive and process applications for our Efectiva Cards. The agreement, which can be terminated for any reason by either Kmart or us, upon 30 days written notice, requires us to pay a monthly license fee to Kmart for each location, plus certain monetary incentives for each loan we make, and to pay all costs and expenses related to the installation and maintenance of our cash dispensing machines and our on-site employees. In September, we made a decision to reduce the number of Kmart locations, which we have our cash dispensing machines, to 15.

        Historically, we provided payroll check cashing services to our customers free of charge when they come into our finance centers to pay on their accounts. In mid-1998, however, we began to charge for such services and to offer cashing services in certain of our loan centers.

        In March 1999, we again expanded our travel business by assuming the leases to 24 retail locations, which had previously offered travel services.

        As a result of the changes in products and services offered and changes in distribution channels, results of operations are not readily comparable from year to year or from period to period, and are not necessarily indicative of future operating results.

FINANCIAL TRENDS

PORTFOLIOS

The following sets forth certain information relating to our portfolios for the periods indicated:

                                                                                 SMALL LOAN PORTFOLIO
                                                              (DOLLARS IN THOUSANDS, EXCEPT AVERAGE CONTRACT BALANCE)

                                                                                                        SIX MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,                      JUNE 30,
                                                        --------------------------------------       -----------------------
                                                          1997           1998           1999           1999           2000
                                                        --------       --------       --------       --------       --------
Gross receivable (at end of period)                     $ 58,659       $ 62,248       $ 56,411       $ 55,883       $ 50,454
Deferred interest (at end of period)                       1,414            445            674            345            700
                                                        --------       --------       --------       --------       --------
Net receivable (at end of period)                         57,245         61,803         55,737         55,538         49,754
Deferred administrative fees, ATM fees and
  insurance revenues (at end of period)                    1,668          2,169          1,865          1,432          1,308
                                                        --------       --------       --------       --------       --------
Net carrying value                                      $ 55,577       $ 59,634       $ 53,872       $ 54,106       $ 48,446
                                                        ========       ========       ========       ========       ========
Average net receivable(1)                               $ 51,496       $ 55,312       $ 56,640       $ 58,945       $ 52,158
Number of contracts (at end of period)(2)                111,000         95,403         87,118         89,055         80,565
   Average net contract balance                         $    507       $    558       $    627       $    626       $    632

Total interest income(3)                                  13,056         13,792         13,584          7,044          6,136
Total administrative fee and ATM fee income                2,341          3,433          3,870          2,021          1,802

Late charge and extension fee income                         217             73          1,926            923          1,102

Provision for credit losses                                4,990          5,329          6,290          2,755          2,899
Provision for credit loss as a percentage of
   average net receivable(4)                                 9.9%           9.6%          11.1%           9.4%          11.1%
Net write-offs                                             4,998          7,904          6,319          2,755          2,745
Net write-offs as a percentage of average net
   receivable(4)                                             9.7%          14.3%          11.6%           9.3%          10.5%

Average interest rate on average net
receivable(4)                                               25.4%          24.9%          24.0%          23.9%          23.5%


(1) Average net receivable is defined as the average gross receivables less the average deferred interest and insurance.

(2) In 1997, the number of contracts is higher as a result of many customers having more than one account open in the portfolio that comprise the Small Loan Portfolio. In years prior to 1997, the Small Loan Portfolio was principally made up of on small loans.

(3) Amounts represent interest on the small loan portfolio, excluding administrative and membership fees, late and other included in other income in the consolidated statement of income appearing elsewhere herein.

(4) Percentage for the six months ended June 30, 1999 and 2000 are annualized.

                                                                           TRAVEL FINANCE PORTFOLIO
                                                          (DOLLARS IN THOUSANDS, EXCEPT AVERAGE CONTRACT BALANCE)

                                                                                                   SIX MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                    JUNE 30,
                                                       -----------------------------------       ---------------------
                                                        1997          1998          1999          1999          2000
                                                       -------       -------       -------       -------       -------
Gross receivable (at end of period)                    $ 6,165       $ 4,988       $ 4,929       $ 4,759       $ 4,893
Deferred interest (at end of period)                       460           432           440           410           461
                                                       -------       -------       -------       -------       -------
Net receivable (at end of period)                      $ 5,705       $ 4,556       $ 4,489       $ 4,349       $ 4,432
                                                       =======       =======       =======       =======       =======

Average net receivables(1)                               5,231         4,775         4,455         4,350         4,334
Number of contracts (at end of period)                  14,435        12,250        11,506        11,754        10,880
Average net contract balance                           $   395       $   365       $   375       $   356       $   392

Total interest income                                    1,338         1,235         1,163           561           530
Late charge and extension fee income                       279           176           216           104           100

Provision for credit losses                                328           623           290           103            93
Provision for credit loss as a percentage of
   average net receivable(2)                               6.3%         13.0%          6.5%          4.7%          4.3%
Net write-off's                                            328           776           290           103            88
Net write-off's as a percentage of average
   net receivable(2)                                       6.3%         16.3%          6.5%          9.8%          4.1%

Average interest rate on average net
receivable(2)                                             25.6%         25.9%         26.1%         25.8%         24.5%

(1) Average net receivable is defined as the average gross receivables, less the average deferred interest and

(2) Percentage for the six months ended June 30, 1999 and 2000 are annualized.

        The following sets forth certain information relating to our portfolios for the periods indicated.

MORTGAGE PORTFOLIO

        At June 30, 2000 and December 31, 1999 and 1998, the gross receivables of the mortgage portfolio was $6.6 million, $5.0 million and $0.3 million, respectively. The number of mortgage loans outstanding at June 30, 2000, and December 31 1999 and 1998 were 739, 505 and 16, respectively. The average interest rate on the portfolio for these periods was 15%.

        At June 30, 2000, and December 31, 1999, there was $0.2 million and $0.1 million of receivables with balances over 31 days past due.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

        The following table separates the changes in net interest income between changes in average balances, or Volume, and average rates, or Rate, for the average net receivables of the small loan and travel portfolio (dollars in thousands) for the periods presented.

                                          YEARS ENDED                      YEARS ENDED                         YEARS ENDED
                                      DECEMBER 31, 1997                 DECEMBER 31, 1998                  DECEMBER 31, 1999
                                            VERSUS                           VERSUS                              VERSUS
                                      DECEMBER 31, 1996                 DECEMBER 31, 1997                  DECEMBER 31, 1998
                                ----------------------------     ------------------------------      ------------------------------
                                VOLUME       RATE      TOTAL     VOLUME       RATE        TOTAL      VOLUME       RATE        TOTAL
                                ------      -----      -----     ------       -----       -----      ------       -----       -----
Increase (decrease) in
interest income
Small Loan Portfolio             3,207        163      3,370        956        (215)        741         318        (526)       (208)
Travel Portfolio                   351         21        372       (118)         15        (103)        (84)         12         (72)



                                      SIX MONTHS ENDED                 SIX MONTHS ENDED
                                       JUNE 30, 1999                     JUNE 30, 2000
                                            VERSUS                          VERSUS
                                       JUNE 30, 1998                     JUNE 30, 1999
                                ---------------------------      ---------------------------
                                VOLUME      RATE      TOTAL      VOLUME      RATE      TOTAL
                                ------      ----      -----      ------      ----      -----
Increase (decrease) in
interest income
Small Loan Portfolio              521       (223)       298       (798)      (110)      (908)
Travel Portfolio                  (72)         5        (67)        (2)       (29)       (31)



CREDIT QUALITY

        The provision for credit losses in our small loan and travel portfolios are made following the origination of loans over the period that the events giving rise to the credit losses are estimated to occur. Our portfolios comprise smaller-balance, homogenous loans that are evaluated collectively to determine an appropriate allowance for credit losses. The allowance for credit losses is maintained at a level considered adequate to cover losses in the existing portfolios. We pursue collection of past due accounts, and when the characteristics of an individual account indicates that collection is unlikely, the account is charged off and turned over to a collection agency. In 1998, we changed our policy to automatically charge-off delinquent accounts over 150 days past due. Prior to that, we generally charged off delinquent accounts when they were 181 days and beyond past due.

        The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of revenues. Our management's periodic evaluation of the adequacy of the allowance is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay and current economic conditions.

        For information concerning our provisions for credit loses and charge-offs experienced in our small loan and travel portfolios. See "Financial Trends -- Portfolios" above.

PAYMENT AND COLLECTIONS

        Industry studies estimate that a significant percentage of the adult population in the United States do not maintain a checking account, which is a standard prerequisite for obtaining a consumer loan credit card or other form of credit from most consumer credit sources. Our customers are required to make their monthly payments using a payment schedule or statement that we provide to them. The vast majority of our customers make their payments in cash at our payment facilities in Banner's Central Electric's stores.

        We consider payments past due if a borrower fails to make any payment in full on or before its due date, as specified in the installment credit or small loan contract the customer signs. We currently attempt to contact borrowers whose payments are not received by the due date within 10 days after such due date. We contact these borrowers by both letter and telephone. If no payment is remitted to us after the initial contact, we make additional contacts every seven days, and, after a loan becomes 31 days delinquent, we generally turn over the account to our credit collectors. Under our guidelines, we generally charge off and turn over an account to a collection agency when we determine that the account is uncollectible, which is typically when the account is 150 days past due.

DELINQUENCY EXPERIENCE AND ALLOWANCE FOR CREDIT LOSSES

        Borrowers under our contracts are required to make monthly payments. The following sets forth our delinquency experience for accounts with payments 31 days or more past due and allowance for credit losses for our finance receivables.


                                                                                   FINANCE RECEIVABLES(1)
                                                                                   (DOLLARS IN THOUSANDS)

                                                                                                            SIX MONTHS ENDED
                                                                     YEARS ENDED DECEMBER 31,                    JUNE 30,
                                                             --------------------------------------       -----------------------
                                                               1997           1998           1999           1999           2000
                                                             --------       --------       --------       --------       --------
Past due accounts  31 days or more (gross receivable):       $  5,218       $  2,779       $  3,113       $  3,040       $  3,512

Accounts with  payments 31 days or more past due as a
   percentage of end of period gross receivables                  8.1%           4.1%           5.1%           5.0%           6.3%

Allowance for credit losses                                  $  5,787       $  3,059       $  3,030       $  3,059       $  3,232

Allowance for credit losses as a percentage of
   net receivables                                                9.2%           4.6%           5.0%           5.1%           6.0%


(1)     Includes receivables in our small loan and travel finance portfolios


        Beginning in 1996, delinquencies and net write-offs in our receivable portfolios increased to levels which were substantially higher than those we have historically experienced in such portfolios. These trends continued during 1997. The increases occurred primarily with respect to our existing customers, rather than new credit customers. We believe these increases were a result of excessive credit burdens for some customers, due to an aggregate over extension of credit in the marketplace, coupled with uncertainty over legislative reforms potentially impacting our customers and their extended families. Both the accounts with payments 31 days or more past due as a percentage of end of period gross receivables, and the allowance for credit losses as a percentage of net receivables declined from 8.1% and 9.2% as of December 31, 1997 to 4.1% and 4.6% as of December 31, 1998, respectively, due to our decision in 1998 to write-off substantially all of the receivables at year-end which were more than 150 days past due.

        In late 1996 and 1997, we took a number of steps to improve collections and credit quality. We hired a senior executive in the credit and collections field. In December 1996, we installed an autodialer to assist our collections personnel in successfully contacting past due borrowers. In November 1998, we completed installation of our Lexon, front-end credit scoring system. This system allows us to track new credit applications and capture and analyze customer credit data more effectively. This system also eliminated the need for expensive data lines and terminal which were replaced by fax machines to transmit applications to the central input location at our corporate headquarters. Notwithstanding these measures, we cannot assure that the trend in increased delinquencies and net write-offs will not continue.

RESULTS OF OPERATIONS

Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

        Total revenues in the six months ended June 30, 2000 increased to $19.4 million from $18.8 million in the six months ended June 30, 1999, an increase of $0.6 million or 3.5%.

        Total interest income for the six months ended June 30, 2000 decreased to $7.1 million from $7.7 million in the six months ended June 30, 1999, a decrease of $0.6 million or 7.4%. This decrease was primarily due to a decrease of $0.9 million in the interest earned on the small loan portfolio as a result of a decrease in the average balance of the small loan portfolio, which averaged $52.2 million for the six months ended June 30, 2000 compared to the average balance of $58.9 million for the six months ended June 30, 1999, offset by a $0.4 million increase in interest income earned on the mortgage portfolio.

        Revenues earned on the sales of travel services increased to $7.0 million for the six months ended June 30, 2000 compared to $5.7 million in the six months ended June 30, 1999, an increase of $1.3 million or 23.0%. This increase was primarily due to the operation of 38 new travel stores in 1999 whose leases were assumed from outside parties.

        Other income for the six months ended June 30, 2000 decreased to $5.3 million from $5.4 million in the six months ended June 30, 1999, a decrease of $0.1 million or 1.3%. Other income primarily includes:

        -       administrative fees earned on the small loan portfolio;

        -       membership fees earned on the Efectiva Card; and

        - late charge income and extension fees and income earned on the sale of insurance products.

This slight decrease was primarily due to:

        - a reduction in Efectiva membership and administrative fees earned on the small loan portfolio of $0.2 million;

        - a decrease of $0.4 million of income earned on our sale of credit insurance products; and

        -       an offsetting increase of $0.4 million in check cashing fees.

        The decrease in income in our Efectiva membership and administrative fees and insurance products was primarily due to a decrease in the average balance of the small loan portfolio in the six months ended June 30, 2000 compared to the six months ended June 30, 1999. The average interest rate earned on the small loan portfolio was 23.5% for the six months ended June 30, 2000 compared to 23.9% in the six months ended June 30, 1999. The increase in check cashing fees was primarily attributable to increases in fees charged on this service and an increase in the number of locations offering this service.

        Operating expenses for the six months ended June 30, 2000 increased to $13.4 million from $10.4 million in the six months ended June 30, 1999, an increase of $3.0 million. Of this increase $1.7 was attributable to expenses related to the expansion of the travel business and $1.3 million was attributable to increased expenditures for advertising and staff for our Internet business.

        The provision for credit losses in the six months ended June 30, 2000 increased to $3.0 million from $2.9 million in the six months ended June 30, 1999, an increase of $0.1 million or 6.2%. This increase was primarily attributable to increased delinquencies in the small loan portfolio.

        Interest expense for the six months ended June 30, 2000 of $1.7 million remained flat with the amount incurred for the six months ended June 30, 1999, primarily reflecting a declining average balance of debt outstanding for the six months ended June 30, 2000 compared to the six months ended June 30, 1999, offset by an increase in the cost of borrowings during the six months ended June 30, 2000.

        Depreciation and amortization for the six months ended June 30, 2000 increased to $0.9 million from $0.6 million in the six months ended June 30, 1999, an increase of $0.3 million or 36.2% primarily due to increased amortization of goodwill resulting from the assumption of leases for our new travel stores.

        As a result of the foregoing, net income in the six months ended June 30, 2000 decreased to $0.3 million from the $1.9 million in the six months ended June 30, 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

        Total revenues in the year ended December 31, 1999 increased to $40.3 from $31.9 million in the year ended December 31, 1998, an increase of $8.4 million or 26.0%.

        Total interest income for the year ended December 31, 1999 increased to $15.1 million from $15.0 million in the year ended December 31, 1998, an increase of $0.1 million or 0.5%. This increase was primarily due to an increase in interest earned on the mortgage portfolio of $0.3 million, offset by a decrease in interest earned on the small loan portfolio as a result of a decrease in the average balance of the small loan portfolio for the year ended December 31,1999 compared to the average balance for the year ended December 31, 1998. The average interest rate we earned on the small loan portfolio was 24.0% in the year ended December 31, 1999 compared to 24.9% in the year ended December 31, 1998.

        Revenues earned on the sales of travel services increased to $14.3 million for the year ended December 31,1999 compared to $9.0 million for the year ended December 31, 1998, an increase of $5.3 million or 59.2%. This increase was primarily due to the operations of 38 travel locations on leases assumed during 1999, increases in revenues from existing travel stores and improvements in override commissions earned in 1999.

        Other income for the year ended December 31, 1999 increased to $10.9 million from $8.0 million in the year ended December 31, 1998, an increase of $2.9 million or 36.8%. Other income in the year ended December 31, 1999 includes an increase of $2.0 million in late fees we charged on the small loan portfolio. A change in the law, effective January 1, 1999, allowed us to charge late fees on a greater portion of our small loan portfolio. The remaining increase of $0.9 in other income for the year ended December 31, 1999 was primarily due to an increase in administration and membership fees of $0.4 million and an increase of $0.4 million in check cashing income as a result of increasing fees we charge and the volume of checks we cashed.

        Operating expenses for the year ended December 31, 1999 increased to $24.2 million from $17.7 million in the year ended December 31, 1998, an increase of $6.5 million or 36.5%. Of this increase, approximately $4.1 million was attributable to the expansion of the travel business, $0.6 million was due to increases in direct expenses relating to increased check cashing activities, $0.3 million was due to costs incurred in connection with our attempt to acquire Mission Savings and Loan and $1.5 million was due to increases in corporate overhead.

        The provision for credit losses in the year ended December 31, 1999 increased to $6.6 million from $6.0 million in the year ended December 31, 1998, an increase of $0.6 million or 10.6%. This increase was primarily attributable to increased delinquencies.

        Interest expense for the year ended December 31, 1999 of $3.2 million remained flat with the amount incurred for the year ended December 31, 1998.

        Deprecation and amortization for the year ended December 31, 1999 increased to $1.6 million from $1.2 million in the year ended December 31, 1998 an increase of $0.4 million or 35.2%. The increase was primarily due to increased amortization of goodwill resulting from assumption of leases for travel stores in 1999.

        As a result of the foregoing factors, net income in the year ended December 31, 1999 increased to $2.8 million compared to $2.3 million in the year ended December 31, 1998, an increase of $0.5 million.

Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997

        Total revenues in the year ended December 31, 1998 increased to $31.9 million from $29.5 million in the year ended December 31, 1997, an increase of $2.4 million or 8.4%.

        Total interest income for the year ended December 31, 1998 increased to $15.0 million from $14.4 million in the year ended December 31, 1997, an increase of $0.6 million or 4.4%. This increase was attributable to an increase in interest income of $0.7 million in the small loan portfolio, which averaged $55.3 million in the year ended December 31, 1998 compared to $51.5 million in the year ended December 31, 1997. The majority of the increase was due to the growth of the Efectiva Card. The average interest rate earned on the small loan portfolio was 24.9% for the year ended December 31, 1998 compared to 25.4% for the year ended December 31, 1997 reflecting changes in the composition of the portfolio.

        Revenues earned on the sales of travel services increased to $9.0 million for the year ended December 31, 1998 compared to $8.7 million for the year ended December 31, 1997, an increase of $0.3 million or 2.8%. This net increase was primarily attributable to an increase in commission rates earned on airline ticket sales in 1998 as compared to 1997.

        Other income for the year ended December 31, 1998 increased to $8.0 million from $6.4 million in the year ended December 31, 1997 an increase of $1.6 million or 25.0%. Other income in the year ended December 31, 1998 includes a decrease of $1.2 million in administrative fee income earned on small loans, an increase of $2.3 million in membership fees from the Efectiva Card, a $0.2 million decrease in late charges, and an increase of $0.7 million in insurance product and other revenues.

        Operating expenses in the year ended December 31, 1998 increased to $17.7 million from $16.9 million in the year ended December 31, 1997, an increase of $0.8 million. This increase was primarily due to an increase in salary and other expenses incurred in connection with the increase in the small loan business and an increase in expenses attributable to the expansion of the check cashing business.

        The provision for credit losses in the year ended December 31, 1998 increased to $6.0 million from $5.3 million in the year ended December 31, 1997, an increase of $0.7 million or 11.9%. This increase was primarily due to an increase in the provision for credit losses of $0.3 million in the small loan portfolio as a result of the increase in the average balance of the portfolio and an increase of $0.4 million in the travel finance portfolio, as a result of increasing delinquencies.

        Interest expense in the year ended December 31, 1998 decreased to $3.2 million from $3.4 million in the year ended December 31, 1997, a decrease of $0.2 million or 5.7%. This decrease was primarily due to a decrease in the interest rate charged on the bank line of credit.

        Depreciation and amortization expense in the year ended December 31, 1998 increased to $1.2 million from $0.8 million in the year ended December 31, 1997, an increase of $0.4 million or 53.5%. The increase is primarily due to an increase in the amortization expense in connection with goodwill generated on the leases we assumed for our travel business.

        As a result of the foregoing factors, net income in the year ended December 31, 1998 increased to $2.3 million compared to $1.9 million in the year ended December 31, 1997, an increase of $.04 million.

LIQUIDITY AND CAPITAL RESOURCES

        We have historically financed our operations through cash flow generated from operations borrowings under our lines of credit and periodic capital contributions made by Central Financial.

        Net cash provided from operations totaled $8.0 million and $11.0 million in the six months ended June 30, 2000 and 1999, respectively.

        We received capital contributions from Central Financial totaling $3.3 million for the six months ended June 30, 2000 and made a capital distribution totaling $6.7 million to Central Financial for the six months ended June 30, 1999. Cash flow generated from operations and changes in capital as a result of capital transactions with Central Financial provided funds to repay $11.9 million and $3.8 million of notes payable during the six months ended June 30, 2000 and 1999, respectively.

        Net cash provided from operations totaled $15.7 million and $13.1 million for the years ended December 31, 1999 and 1998, respectively. Net cash used by operations totaled $0.3 million for the year ended December 31, 1997. Net cash flow from operations was insufficient to fund our outlays for capital expenditures and the significant growth experienced in the small loan portfolio in 1997 and 1998, which required cash outflow of $12.1 million and $9.7 million for the years ended December 31, 1998 and 1997, respectively. To fund its capital expenditures, repay $0.9 million of long-term debt in 1998, and support the growth of the small loan portfolio, we relied on capital contributions from Central Financial in the amount of $4.2 million and $12.1 million for the years ended December 31, 1998 and 1997, respectively. For the year ended December 31, 1999, we generated sufficient cash from operations to fund the origination of $5.5 million of loans, $2.9 million of capital expenditures, $5.4 million of purchases of leasehold interests in travel stores and made a capital distribution to Central Financial in the amount of $3.7 million.

        We require substantial capital to finance our business. Consequently, our current level of operations and our ability to expand will be affected by the availability of financing and the terms thereof. Currently, we fund financing activities and operations with borrowings made by Central Consumer, our 100% owned subsidiary, under the Line of Credit which expires August 11, 2003. Central Consumer and all of its significant subsidiaries are guarantors under the Line of Credit. At June 30, 2000, Central Consumer had total assets of $70 million and stockholders' equity of approximately $30 million. Central Consumer has pledged substantially all of its assets, including its receivables and the stock of all of its significant subsidiaries as collateral for the amounts it borrows under the Line of Credit. The maximum amount available under the Line of Credit is $55 million. However, the amount of credit available at any one time under the Line of Credit is limited to 70% of eligible contracts. As of June 30, 2000 the total amount available to us, if the Line of Credit had been in place, was $34 million, of which approximately $28.7 million was outstanding, including letters of credit. Central Consumer pays commitment fees to the lenders for the unused portion of the Line of Credit. These commitment fees are equal to 37.5 basis points per year times the average daily amount by which the maximum amount available under the Line of Credit exceed the amount we have borrowed under the line.

        Interest on amounts outstanding under the Line of Credit is, at the option of Central Consumer, equal to either (a) 87.5 basis points above the higher of the prime rate Union Bank of California, N.A. announces or the federal funds rate plus 50 basis points, or (b) 225 basis points above the interest rate per annum at which Union Bank of California, N.A., deposits in dollars to prime banks in the London Eurodollar market. The aggregate amount of indebtedness outstanding under the Line of Credit at June 30, 2000 would have bore interest at the rate of 8.7%.

        The Line of Credit restricts, among other things, Central Consumer's ability to (1) incur additional indebtedness; (2) pay indebtedness prior to the date when due; (3) pay dividends, make certain other restricted payments or consummate certain assets sales; (4) merge or consolidate with any other person;
(5) enter into certain transactions with affiliates; (6) incur indebtedness that is subordinate in priority and right of payment to amounts outstanding under the Line of Credit; and, (7) make future acquisitions in excess of an aggregate amount.

        The Line of Credit also contains certain restrictive covenants that require, among other things, Central Consumer to maintain specific financial ratios and to satisfy certain financial tests. These include: (a) Interest Coverage Ratio (as defined in the Line of Credit) as of the end of each quarter of not less than 1.75 to 1.00 for the period August 11,2000 to July 31, 2001 and
1.75 to 1.00, thereafter; and, (b) Leverage Ratio (as defined in the Line of Credit) as of the end of each quarter of no more than 2.00 to 1.00. Central Consumer is also required to maintain a Tangible Net Worth (as defined in the Line of Credit) as of the end of each quarter of not less than $23.5 million, plus an amount equal to 75% of Net Income (as defined in the Line of Credit) earned in each quarter (with no deduction for a net loss in a quarter), plus an amount equal to 75% of the aggregate increases in stockholders' equity as a result of the sale of any of Central Consumer's capital stock. The breach of any of these covenants or other terms of the Line of Credit could result in a default under the Line of Credit, in which event the lenders could seek to declare all amounts outstanding under the Line of Credit, together with accrued and unpaid interest, to be immediately due and payable. At June 30, 2000 Central Consumer would have been in compliance with the financial ratios and tests.

        In addition, our inability at any time to renew or replace our Line of Credit or other senior credit facilities on acceptable terms could have a material adverse effect on our results of operations and financial condition. See "-- Business Considerations and Certain Factors that May Affect Future Results of Operations and Stock Price -- Restrictions Imposed by the Line of Credit," and "-- Business Considerations and Certain Factors that May Affect Future Results of Operations and Stock Price -- Need for Senior Credit Facility."

        Our Board of Directors has authorized open-market purchases of up to 3 million shares of our common stock, subject to applicable law and depending on market considerations and other considerations that may affect open market repurchases of such shares pursuant to authorization from time to time. Any decision to purchase such shares will be based on the price of such shares and whether we have capital available for such purchase.

RECENT ACCOUNTING PRONOUNCEMENTS

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS No. 133, which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of income, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

        The effective date of SFAS No. 133 was delayed by the issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133," until fiscal years beginning after June 15, 2000. We plan to adopt this statement on January 1, 2001. Management does not believe that adoption of this statement will have a material effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The risk management discussion and the estimated amounts generated from the analysis that follows are forward-looking statements of interest rate risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these projected results due to changes in our debt mix and developments in the global financial markets. The analytical methods we use to assess and mitigate these risks should not be considered projections of future events or operating performances.

        We are exposed to interest rate risk in the form of variable interest rates the Line of Credit held by our wholly owned subsidiary. For the six months ended June 30, 2000 and the twelve months ended December 31, 1999, the average interest rate charged on the previous Line of Credit held by Central Financial, which was $28.1 million at June 30, 2000 and $40.0 million at December 31, 1999, was 8.7% and 7.7%, respectively.

        For an immediate 1.0% increase in interest rates projected after-tax earning would decline approximately $0.2 million in 2000 and $0.2 million in 2001. An immediate 1.0% rise in interest rates is a hypothetical rate scenario, used to estimate risk, and does not currently represent management's expectations of future market developments.

                               ITEM 3. PROPERTIES


        Our executive and administrative offices occupy approximately 30,000 square feet of a building (which is owned by an affiliate company, BCE Properties II, Inc.) located at 5480 East Ferguson Drive, Commerce, California 90022. We believe that our executive and administrative offices are adequate for current needs and that additional space in our headquarters is available for future expansion. We also believe that our payment centers are adequate for our present and anticipated needs. We own a 86,000 square foot property in Los Angeles, on which we operate a payment and loan center, and rent approximately 30,000 square feet of retail space to Banner's Central Electric. All of our other locations are leased pursuant to short-term leases.

    ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of September 30, 2000, Central Financial owed all 7,166,000 shares of our outstanding common stock.

        Following the liquidation of Central Financial and the distribution of our common stock to Central Financial's shareholders under the Plan, our directors and executive officers will beneficially own our common stock in the amounts and percentages shown on the following table:

                                                               COMMON STOCK
                                                           BENEFICIALLY OWNED(1)
                                                          ----------------------
                                                          NUMBER OF   PERCENT OF
NAME OF BENEFICIAL OWNER                                  SHARES(2)    CLASS(3)
------------------------                                  ---------   ----------
Gary M. Cypres(4) ..................................      5,312,500      72.6%
Steve J. Olman(5) ..................................          4,000         *
Edward Valdez(6) ...................................          8,500         *
Donald Keyes(7) ....................................          5,000         *
Howard Weitzman(8) .................................          5,000         *
William R. Sweet(9) ................................          3,800         *
Jose de Jesus Legaspi(10) ..........................          2,800         *
Salvatore J. Caltagirone(10) .......................          2,800         *
All directors and executive officers as a group ....      5,344,400      72.8%
(8 persons)(11)

----------

  *     Less than 1%

 (1) "Beneficial ownership" is a technical term broadly defined by the Securities and Exchange Commission to mean more than ownership in the usual sense. So, for example, you "beneficially" own our common stock not only if you hold it directly, but also if you directly or indirectly (through a relationship, a position as a director or trustee, or a contract or understanding), have (or share) the power to vote the stock, to invest it, to sell it or you currently have the right to acquire it or the right to acquire it, for the purposes of this table, within 60 days of September 30, 2000.

 (2) Except as otherwise note below, each individual named in the table directly or indirectly has sole voting and investment power with respect to the shares shown which each such individual beneficially owns.

 (3) Shares of our common stock issuable upon exercise of stock options exercisable within 60 days of September 30, 2000 are considered outstanding for computing the percentage of the person holding those options but are not considered outstanding for computing the percentage of any other person.

 (4) Consists of 5,150,000 shares that will be held of record as of September 30, 2000 by Banner Holdings 77,500 shares that will be held of record as of the Liquidation Date directly by Mr. Cypres, 12,500 shares that will be held of record as of September 30, 2000 by Mr. Cypres' spouse and 12,500 shares that will be held of record as of September 30, 2000 by or in trust by Mr. Cypres and his spouse for their children. An additional 60,000 shares is included representing options exercisable within 60 days of September 30, 2000. Of the 5,312,500 shares, Mr. Cypres will share voting and investment power of 25,000 shares with his spouse and 5,150,000 shares with West Coast.

 (5) Consists of 4,000 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 2000 will be held directly by Mr. Olman.

 (6) Consists of 2,100 shares that will be held of record as of September 30, 2000 directly by Mr. Valdez and 6,400 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 2000.

 (7) Consists of 5,000 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 2000 will be held directly by Mr. Keyes.

 (8) Consists of 5,000 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 2000 will be held directly by Mr. Weitzman.

 (9) Consists of 1,000 shares that will be held of record as of September 30, 2000 directly by Mr. Sweet and 2,800 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 2000.

(10) Consists of 2,800 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 2000.

(11) Consists of 91,200 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 2000.

BENEFICIAL STOCK OWNERSHIP OF 5% STOCKHOLDERS AS OF THE LIQUIDATION DATE

        The following table shows, as of the Liquidation Date, all persons or entities that will be "beneficial owners" of more than five percent of our common stock pursuant to the Plan. This information is based on Schedules 13D and 13G reports filed with the Securities and Exchange Commission relating to beneficial ownership of Central Financial's common stock, which will be liquidated and exchanged for shares of our common stock on a one-for-one basis on the Liquidation Date. If you wish, you may obtain these reports from the Securities and Exchange Commission.

                                                           COMMON STOCK
                                                        BENEFICIALLY OWNED(1)
                                                      -----------------------
                                                      NUMBER OF    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER(2)               SHARES(3)     CLASS(4)
---------------------------------------               ---------    ----------
Gary M. Cypres(5) ..............................      5,312,500      72.6%
Banner Holdings, Inc.(6) .......................      5,150,000      70.4%
West Coast Private Equity Partners, L.P.(6) ....      5,150,000      70.4%
Wellington Management Company, LLP(7) ..........        684,200       9.3%

--------

 (1)    See footnote 1 in table included above.

 (2) The address for Mr. Cypress, Banner Holdings and West Coast is 5480 East Ferguson Drive, Commerce, California 90022, and the address for Wellington Management Company, LLP, or Wellington Management, is 75 State Street, Boston, Massachusetts 02109.

 (3) Except as otherwise noted below, each person and entity named in the table directly or indirectly has sole voting and investment power with respect to the shares shown which each such person or entity beneficially owns.

 (4) Shares of our common stock issuable upon exercise of stock options exercisable within 60 days of September 30, 2000 are considered outstanding for computing the percentage of the person or entity holding those options but are not considered outstanding for computing the percentage of any other person or entity.

 (5) Consists of 5,150,000 shares that will be held of record as of September 30, 2000 by Banner Holdings, 77,500 shares that will be held of record as of September 30, 2000 directly by Mr. Cypres, 12,500 shares that will be held of record as of September 30, 2000 by Mr. Cypres' spouse and 12,500 shares that will be held of record as of September 30, 2000 by or in trust by Mr. Cypres and his spouse for their children. An additional 60,000 shares is included representing options exercisable within 60 days of September 30, 2000. Of the 5,312,500 shares, Mr. Cypress will share voting and investment power of 25,000 shares with his spouse and 5,150,000 shares with West Coast.

 (6) Banner's Central Electric will be the record owner of 5,150,000 shares as of September 30, 2000. West Coast controls Banner Holdings and will beneficially own 5,150,000 shares as of September 30, 2000 through its control of Banner Holdings. Mr. Cypres is Chairman of the Board, Chief Executive Officer and President of Banner Holdings and managing general partner of West Coast. He will control our company through West Coast.

 (7) Based on a Schedule 13G filed with the SEC on February 11, 2000 relating to beneficial ownership of Central Financial's common stock by Wellington Management's clients. Of the 684,200 shares, Wellington Management shares the power to vote 436,000 of these shares and shares the power to dispose of all of these shares in its capacity as investment advisor to these clients.

                    ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

        The following tables sets forth certain information at September 30, 2000 regarding our directors and executive officers, their ages and their positions and offices with us. There are no arrangements among or between any of our directors or executive officers relating to their appointment or election to the respective position in our company and there are no family relationships among any of our directors or executive officers.

NAME                         AGE      POSITION
----                         ---      --------
Gary M. Cypres               56       Chairman of the Board, President,
                                      Chief Executive Officer and Secretary

Steve J. Olman               45       President of Centravel, Inc.

Ed Valdez                    48       Vice President of Operations

Donald Keys                  47       Vice President of Credit and
                                      Collections


Howard Weitzman              38       Vice President and Chief Financial
                                      Officer

Salvatore Caltagirone        57       Director

William R. Sweet             62       Director

Jose de Jesus Legaspi        47       Director


GARY M. CYPRES has been our Chairman of the Board, Chief Executive Officer and President since our formation. Mr. Cypres has also served as Central Financial's Chairman of the Board, and Chief Executive Officer since its formation. Mr. Cypres has been Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer of Banner Holdings and Banner's Central Electric since February 1991, Chairman of the Board and Chief Executive Officer of Central Rents, Inc. since June 1994 and managing general partner of West Coast since March 1990. Prior to that, Mr. Cypres was a general partner of SC Partners, a private investment banking and consulting firm. From 1983 to 1985, Mr. Cypres was Chief Financial Officer of The Signal Companies. From 1973 to 1983, Mr. Cypres was Senior Vice President of Finance at Wheelabrator-Frye Inc. Mr. Cypres was a member of the Board of Trustees and a faculty member of The Amos Tuck School of Business at Dartmouth College.

It is contemplated that after the liquidation of Central Financial and the distribution of our common stock to Central Financial's shareholders, Mr. Cypres will spend that portion of his business time as may be required to oversee our operations and to direct or implement our business strategies. Mr. Cypres will continue to spend a portion of his business time as the managing general partner of West Coast, as Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Banner's Central Electric, and as Chairman of the Board and Chief Executive Officer of Central Rents, Inc., an affiliate of ours. See "Certain Relationships."

STEPHEN J. OLMON has been the President of our travel division, Centravel, Inc., since May 10, 1999. Prior to joining us, Mr. Olmon was Vice President and General Manager of Maritz Travel Company, Western Region from 1997 to 1998 and Vice President Maritz Travel Company from 1974 to 1997.

EDWARD VALDEZ has been our Senior Vice President of Operations since our formation and Central Financial's Vice President of Operations and Senior Credit Manager business since 1996. Prior to 1996, Mr. Valdez was Senior Credit Manager of Central Financial's small loan business. Mr. Valdez has worked for Central Financial or its predecessors for over 30 years.

DONALD KEYS has been our Senior Vice President of Credit and Collections since our formation and held the same position since September 1998 for Central Consumer. Prior to that, he held the position of Vice President of Collections from February 1998 to September 1998 for Central Consumer. From April 1997 to February 1998 he was Director of Special Accounts for Sterling,

Inc. From August 1996 to March 1997 he was Vice President of Credit for Barrys, Inc. and from July 1991 to July 1997 he was Director of Credit for Barrys, Inc.

HOWARD WEITZMAN has been our Chief Financial Officer since our formation and Chief Financial Officer of our travel division, Centravel, Inc. since December 1996. From October 1994 to December 1996, Mr. Weitzman was Controller of Central Rents, Inc. From 1984 to 1994, Mr. Weitzman was a certified public accountant with Coopers & Lybrand LLP in Los Angeles, California, most recently as Senior Manager

SALVATORE J. CALTAGIRONE has been one of our directors since our formation and a director of Central Financial since September 1997. Mr. Caltagirone has been retired since October 1994. From the fall of 1990 to October 1994, he was an employee of G.M. Cypres & Company. From March 1987 to June 1990, he was employed as the Managing Director of Henley Group.

WILLIAM R. SWEET has been one of our directors since our formation and a director of Central Financial since September 1997. In July 1996, Mr. Sweet retired from his position of Executive Vice President -- Wholesale Banking at Union Bank of California, N.A., a position he had held since July 1985. Mr. Sweet currently serves as a trustee of CNI Charter Funds.

JOSE DE JESUS LEGASPI has been one of our directors since our formation and a director of Central Financial since July 1996. Since 1980, Mr. Legaspi has been a principal of and broker at The Legaspi Company, a full-service commercial real estate brokerage firm. In addition, since 1992, Mr. Legaspi has been a principal of the FINCA Property Management Company, a residential and commercial real estate management company. Mr. Legaspi is also a Commissioner of the Los Angeles Department of Water and Power.

OTHER SIGNIFICANT EMPLOYEES

MARVIN A. TORRES has been President of our travel finance business since December 1995. From April 1995 to December 1995, Mr. Torres was Vice President of Operations for our travel finance business. From 1984 to 1995, Mr. Torres was Vice President of Operations and General Manager at Solano Travel Service and Costa Rica Holiday Tours in Los Angeles, California.

                         ITEM 6. EXECUTIVE COMPENSATION

        The following table summarizes the compensation for the year ended December 31, 2000 of our Chief Executive Officer and each of our other executive officers.

                          SUMMARY COMPENSATION TABLE(1)

                                                                                 LONG-TERM
                                                                               COMPENSATION
                                                                                  AWARDS         ALL OTHER
NAME AND PRINCIPAL POSITION                         SALARY         BONUS       OPTIONS/SARS    COMPENSATION
---------------------------                        --------      --------      ------------    ------------
Gary M. Cypres (2)                                 $202,291      $ 30,000       180,000(8)      $ 77,000(7)
      Chairman of the Board, President
      and Chief
      Executive Officer

Steven J. Olmon (3)                                $ 83,750      $  5,000            --               --
      President of Travel Division

Edward Valdez (4)                                  $105,000      $ 15,000            --               --
      Vice President of  Operations

Donald Keys (5)                                    $ 94,125      $  7,000            --               --
      Vice President of  Credit and
      Collections

Howard Weitzman (6)                                $107,720      $ 17,000            --               --
      Vice President and Chief Financial
      Officer

 (1) Certain of our executive officers receive benefits in addition to salary and cash bonuses. The aggregate amount of these benefits does not exceed the lesser of $50,000 or 10% of their total annual salary and bonus .

 (2) Mr. Cypres became an executive officer of our company upon our formation.

 (3) Mr. Olmon became an executive officer of our company upon our formation and joined Central Financial in May 10, 1999.

 (4) Mr. Valdez became an executive officer of our company upon our formation.

 (5)    Mr. Keys became an executive officer of our company upon our formation.

 (6) Mr. Weitzman became an executive officer of our company upon our formation.

 (7) Represents amounts accrued under the Supplemental Executive Retirement Plan for Mr. Cypres.

 (8) Consists of 80,000 options granted on April 2, 1999 and 100,000 options granted on July 14, 1999, both at $5.00 per share. The market price on April 21, 1999 was $4.38 per share and the market price on July 14, 1999 was $4.00 per share.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        We have established a Compensation Committee. The Compensation Committee consists of Mr. Caltagirone and Mr. Sweet. None of our executive officers currently serves as a director or member of the Compensation Committee of another entity or of any other committee of the Board of Directors of another entity performing similar functions. See "Certain Relationships."

COMPENSATION PURSUANT TO PLANS AND ARRANGEMENTS

        Set forth below is information with respect to certain of our benefit plans and employment arrangements pursuant to which cash and non-cash compensation is proposed to be paid or distributed in the future to our directors and executive officers. Base compensation does not include compensation pursuant to any of the plans and arrangements described herein.

STOCK OPTION PLAN

        Concurrent with the distribution of our common stock to Central Financial shareholders under the Plan, Central Financial will terminate its Stock Option Plan. The 2000 Stock Option Plan of Hispanic Express, or the 2000 Plan, has been approved by our Board of Directors and stockholders. The 2000 Plan provides that it will be administered by a committee of the Board of Directors, referred to as the Option Committee. The Compensation Committee is expected to function as the Option Committee. The Option Committee has the authority, within limitations as set forth in the 2000 Plan, to establish rules and regulations concerning the 2000 Plan, to determine the persons to whom options may be granted, the number of shares of common stock to be covered by each option, and the terms and provisions of the option to be granted, provided, that such grants shall conform with Section 260.140.41 of the California Securities Code. Subject to the terms set forth in the 2000 Plan, the Option Committee has the right to cancel any outstanding options and to issue new options on such terms and upon such conditions as may be consented to by the optionee affected.

        A total of 1,100,000 shares are reserved for issuance under the 2000 Plan. No individual may be granted options under the 2000 Plan with respect to more than 550,000 shares during the duration of the 2000 Plan. It is expected that options to purchase 764,000 shares of common stock will be granted to eligible participants under the 2000 Plan effective as of the Liquidation Date, including options to certain executive officers as set forth below. Options granted pursuant to the 2000 Plan would vest over two different time periods. Options granted which equal the number of options granted to executive officers and employees under the Central Financial Stock Option Plan will vest as they would have been vested under the Central Financial Stock Option Plan at the time of distribution, except for those officers and employees which had been with Central Financial or its predecessor company for a period in excess of 5 years, which shall be 60% vested in total options granted to them. Options granted to executive officers and employees which exceed the amounts granted to them under the Central Financial Stock Option Plan will vest in such options over a five-year period in equal annual amounts, subject to reasonable conditions such as continued employment. Upon the effectiveness of these grants, 336,000 shares of common stock will remain available for future grants of options under the 2000 Plan.

        The number of shares which may be granted under the 2000 Plan or under any outstanding options will be proportionately adjusted in the event of any stock dividend or if the common stock shall be split up, combined, recapitalized, converted, exchanged, reclassified or in any way substituted. Subject to the terms of the 2000 Plan, and in the event of a recapitalization, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in our corporate structure or outstanding shares, the Option Committee may make such equitable adjustments to the number and class of shares available under the 2000 Plan or to any outstanding options as it shall deem appropriate to prevent dilution or enlargement of rights. The maximum term of any option granted pursuant to the 2000 Plan is ten years. In general, shares subject to options granted under the 2000 Plan which expire, terminate or are canceled without having been exercised in full become available again for options grants.

        The class of eligible persons under the 2000 Plan will consist of directors and employees of, and consultants to, us or a parent or subsidiary of ours, as determined by the Option Committee, except that non employee directors can only receive fixed grants of options under the terms set forth in the 2000 Plan. See "Compensation of the Board of Directors." Options granted under the 2000 Plan may be incentive stock options, or ISOs, or non-qualified options, at the discretion of the Option Committee; however, ISOs can only be granted to our employees or a parent or subsidiary. The 2000 Plan provides that the exercise price of an option (other than non employee director's option) will be fixed by the Option Committee on the date of grant; however, the exercise price of an ISOs must be not less than the fair market value of the common stock on the date of the grant. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Internal Revenue Code of 1986, as amended. The exercise price of an ISOs granted to any participant who owns stock possessing more than 10% of the total combined voting power of all classes of our outstanding stock, or a Ten Percent Stockholder, must be at least equal to 110% of the fair market value of the common stock on the date of grant and the rate of exercise shall be at least twenty percent per year over five years. Prior to the listing date, no Ten Percent Stockholder shall be eligible for the grant of a nonqualified stock option unless the exercise price of such option is at least 110% of the fair market value of the common stock on the date of grant. Any ISOs granted to such participants also must expire within five years from the date of grant. Additionally, options granted under the 2000 Plan will not be ISOs to the extent that aggregate fair market value of the shares with respect to which ISOs under the 2000 Plan (or under any other plan maintained by us or a parent or subsidiary of ours) first become exercisable in any year exceeds $100,000. No options shall be granted under the 2000 Plan or after the tenth anniversary of the adoption of the 2000 Plan.

        Options will be non-transferable and non-assignable except by will, the laws of descent and distribution, by instrument to an inter vivos or testamentary trust in which the Options are to be passed to beneficiaries upon the death of the trustor (settlor), or by gift to "immediate family" as defined in 17 C.F.R. 240.16a-1(e). Options (other than non employee director's options) are exercisable by the holder thereof subject to terms fixed by the Option Committee. However, no option can be exercised until at least six months after the date of grant.

        Notwithstanding the above, an option will be exercisable immediately upon the happening of any of the following (but in no event during the six-month period following the date of grant or subsequent to the expiration of the term of an option): (1) the holder's retirement on or after attainment of age 65; (2) the holder's disability or death; (3) a "change of control" (as defined in the 2000 Plan) of us while the holder is in our employ or service; or (4) the occurrence of such special circumstances or events as the Option Committee determines merits special consideration, except with respect to non employee directors' options, by such other method as the Option Committee may permit from time to time.

        If an option holder terminates employment with us or service as one of our directors or as our consultant while holding an unexercised option, the option will terminate 30 days after such termination of employment or service unless the option holder exercises the option within such 30-day period. However, all options held by an option holder will terminate immediately if the termination is a result of a violation of such holder's duties. If cessation of employment or service is due to retirement on or after attainment of age 65, disability or death, the option holder or such holder's successor-in-interest, as the case may be, is permitted to exercise any option within three months after retirement or within one year after disability or death.

        The 2000 Plan may be terminated and may be modified or amended by the Option Committee or the Board of Directors at any time; provided, however, that
(1) no modification or amendment either increasing the aggregate number of shares which may be issued under options or to any individual or modifying the requirements as to eligibility to receive options will be effective without stockholder approval within one year of the adoption of such amendment; and, (2) no such termination, modification or amendment of 2000 Plan will alter or affect the terms of any then outstanding options without the consent of the holders thereof.

                                NUMBER OF
                                 SHARES
                                  UNDER
                                 OPTIONS
NAME                          TO BE GRANTED
----                          -------------
Gary M. Cypres ...........      325,000
Steven J. Olmon ..........       50,000
Ed Valdez ................       50,000
Donald Keys ..............       50,000
Howard Weitzman ..........       50,000
William Sweet ............       18,000
Jose de Jesus Legaspi ....       18,000
Salvatore Caltagirone ....       18,000

EMPLOYMENT AGREEMENTS

        Mr. Cypres has entered into a new employment agreement with us and has terminated his employment agreement with Central Financial dated July 1999. Under the new employment agreement, Mr. Cypres will serve as our Chairman of the Board, Chief Executive Officer and President for a period of five years at a base salary of $325,000 for the period from January 1, 2001 to December 31, 2001, and then receive minimum yearly increases of $25,000 per annum until December 31, 2005. Mr. Cypres' agreement also provides that he will participate in the defined benefit Supplemental Executive Retirement Plan (as amended), or the SERP Plan, that we have assumed liability for from Central Financial.


        If Mr. Cypres is terminated "for cause," which definition generally includes termination due to his willful gross failure to perform his duties under the employment agreement, Mr. Cypres' personal dishonesty or breach of his fiduciary duties or the employment agreement, then we will be obligated to pay him only his base salary up to the date upon which we notify him of his termination "for cause." If Mr. Cypres is terminated without "cause," becomes disabled or dies, then we will be obligated to pay him or his estate, commencing immediately, a lump sum payment equal to his base salary for the remaining term of the employment agreement and to pay him or his estate under the SERP Plan as if he had worked to his normal retirement date, which the employment agreement provides is December 31, 2000.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

        In June 1996, Central Financial adopted a Supplemental Executive Retirement Plan, or the SERP Plan, which provides supplemental retirement benefits to certain key management and employees. Concurrent with the distribution of our common stock to Central Financial's shareholders under the Plan, we will assume liability for Central Financial's SERP Plan, including increases in future compensation by us which will be reflected in the calculations of the final average compensation as defined under the SERP Plan.

        To vest in the SERP Plan, an employee must have at least 10 years of service with us, including five years subsequent to the adoption of the plan. In 1996, Mr. Cypres was credited with 10 years of service with us and was treated as having fulfilled his post-adoption service on December 31, 1997 by acting as President and Chief Executive Officer of Central Financial through such date. The Board of Directors determines participation in the SERP Plan. The SERP Plan benefits are a function of length of service with us and final average compensation (average monthly compensation during the 36 consecutive months of the last 60 months of the participant's employment that produces the highest average compensation, including salary and bonus).

        Benefits are equal to a targeted percentage of final average compensation as determined by the Board of Directors upon selection of the employee to participate in the SERP Plan. In no case will the rate exceed sixty percent (60%) of the final average compensation as of the date of the participant's retirement or termination of employment, multiplied by the ratio of the actual years of service as of the applicable event to the participant's years of service projected to the participant's normal retirement date (the first day of the month after the participant attains age 60). The SERP Plan also contains a cost of living adjustment not to exceed 6% per annum. A vested participant who terminates employment at or after his normal retirement date will receive the full targeted percentage of his final average compensation. The SERP Plan benefit is reduced, however, by the annuity value of the participant's benefit under the Profit Sharing Plan. At December 31, 1999, only Mr. Cypres was a participant in the SERP Plan.

        The following table shows the estimated annual retirement benefits that would be payable under the SERP Plan upon a participant's normal retirement date on a straight life annuity basis, before any applicable offset for benefits received under the Profit Sharing Plan.


                               PENSION PLAN TABLE

                                                 YEARS OF SERVICE
                       -----------------------------------------------------------------
REMUNERATION              10            15            20            25        30 OR MORE
-----------------      --------      --------      --------      --------     ----------
$250,000 ........      $150,000      $150,000      $150,000      $150,000      $150,000
  275,000 .......       165,000       165,000       165,000       165,000       165,000
  300,000 .......       180,000       180,000       180,000       180,000       180,000
  325,000 .......       195,000       195,000       195,000       195,000       195,000

As of December 31, 1999, Mr. Cypres was fully vested under the SERP Plan.

EXECUTIVE DEFERRED SALARY AND BONUS PLAN

        We have adopted the Executive Deferred Salary and Bonus Plan, or the EDP, which will cover the executive officers whose compensation information is presented here and certain other of our executives. Pursuant to the EDP, a participant may elect to defer up to 50% of the participant's base salary and up to 100% of any bonus awarded pursuant to our Executive Incentive Bonus Program. Elections under the EDP to defer base salary and bonus are made annually prior to the commencement of each year. Executives electing to participate in the program may invest deferred amounts in either of two amounts: (1) which earns interest based upon the prime rate; or (2) which mirrors the performance of our common stock price. Amounts deferred are generally payable in a lump sum within 30 days after the participant's termination of employment with us for any reason. As of the Liquidation Date, the EDP will be administrated by the Compensation Committee of the Board of Directors.

INDEMNIFICATION AGREEMENTS

        We entered into Indemnification Agreements pursuant to which we have agreed to indemnify certain of our directors and officers against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director or officer, in his capacity as such, is made or threatened to be made a party to any suite or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the Delaware General Corporation Law, or the DGCL. The Indemnification Agreements also provide for the advancement of certain expenses to such directors and officers in connection with any such suite or proceeding. Our Certificate of Incorporation and Bylaws provide for indemnification of our directors and officers to the fullest extent permitted by the DGCL. See "Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws - Limitation of Liability."

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In connection with the Plan, Central Financial, Hispanic Express, Banner Central Finance and Central Rents, Inc. have entered into various agreements for the purpose of defining the ongoing relationships among them. Since Central Financial currently owns both Hispanic Express and Banner Central Finance, these agreements are not the result of arm's-length negotiations. We believe, however, that these agreements are at least as favorable to us and Banner Central Finance as those that could have been obtained from unaffiliated third parties. The following is a summary of the material terms of the agreements. See Notes 1 and 9 to our Consolidated Financial Statements appearing elsewhere in this registration statement.

CONTRIBUTION, ASSUMPTION AND INDEMNIFICATION AGREEMENT

        We entered into a contribution, assumption and indemnification agreement, referred to as the Contribution Agreement, with Central Financial and Banner Central Finance. The Contribution Agreement covers the following matters:

        Contribution of Central Financial Subsidiaries. The Contribution Agreement provides for the contribution of all of the assets and businesses of Central Financial to us and to Banner Central Finance. Specifically:

        - Central Financial contributed to our company all of the issued and outstanding capital stock of Central Consumer Finance Company, Centravel, Inc. and BCE Properties I, Inc. Central Consumer Finance Company has four wholly-owned subsidiaries, namely, Central Check Cashing, Inc., Central Financial Acceptance Corporation Accident & Health Reinsurance, Limited, Central Finance Reinsurance, Ltd. and Central Consumer Company of Nevada; and

        - Central Financial contributed to Banner Central Finance all of the issued and outstanding capital stock of Central Installment Credit Corporation, Central Financial Acceptance/Insurance Agency and Central Premium Finance Company.

        Contribution of Additional Property. The Contribution Agreement provides for the contribution by Central Financial of additional property from time to time, prior to or upon its dissolution and liquidation, if Central Financial should choose to do so.

        Assumption of Liabilities. The Contribution Agreement provides for the assumption by us of all of the liabilities of Central Financial, whether these liabilities are known or unknown, or existed at the time that the Contribution Agreement became effective or come into existence at a later time.

        Indemnification. The Contribution Agreement provides for the indemnification of Central Finance by us against all liabilities, such as lawsuits or other claims by third parties. In addition, the Contribution Agreement provides for the indemnification by us of the Central Financial stockholders at the Liquidation Date upon the dissolution and liquidation of Central Financial. However, there is always the possibility that we will cease to exist or that we will not have sufficient assets to fully indemnify Central Financial or the Central Financial stockholders. There is also the possibility that the indemnification obligations discussed in this section may not be enforceable under applicable law.

OPERATING AGREEMENT

        We have entered into an agreement with Banner Central Finance, referred to as the Operating Agreement, which covers the following matters:

        Allocation of Business Opportunities. Due to the potential conflicts of interest resulting from the relationships between us and Banner Central Finance, the Operating Agreement provides that we and out subsidiaries and Banner Central Finance and its subsidiaries will not, without prior written consent of each other, directly or indirectly, engage in or enter any business which the other is currently engaged in.

        Management and Other Services. The Operating Agreement provides that we and our subsidiaries are obligated to provide to Banner Central Finance and its subsidiaries and Banner Central Finance and its subsidiaries are obligated to utilize, certain services, including management information systems, employee benefit plans, legal and accounting, insurance, computer and data processing systems. These arrangements will continue until terminated by either of us upon one-year's prior written notice. Termination may be made on a service-by-service basis or in its entirety. Banner Central Finance will pay us our actual cost of providing services to Banner Central Finance. If such services involve an allocation of expenses, we shall determine the allocation on the basis of the percentage utilization of such service or our management's best estimate thereof.

        Employee Benefits. The Operating Agreement provides that both we and Banner Central Finance will assume all liabilities under the existing employee welfare benefit and profit sharing plans of Central Financial with respect to our employees and the employees of Banner Central Finance and the employees of each of our subsidiaries who have become employees of each company. The Operating Agreement also provides that the employment by us and Banner Central Finance of individuals who were employees of Central Financial and the subsidiaries prior to the distribution of our common stock to Central Financial's shareholders will not be deemed a severance of employment from Central Financial and its subsidiaries for the purpose of any policy, plan, program or agreement that provides for the payment of severance, salary continuation or similar benefits. The Operating Agreement also provides that we will assume Central Financial's Supplemental Executive Retirement Plan.

        Guaranty of Banner Central Finance Debt. The Operating Agreement provides that so long as a certain Financing Agreement between Banner Central Finance and Banner's Central Electric is in effect, we will guarantee up to $4 million of bank or similar financing, which Banner Central Finance may borrow in connection with the purchases of consumer receivables generated from Banner's Central Electric.

TAX SHARING AGREEMENT

        We have entered into a tax sharing agreement with a Central Financial and Banner Central Finance, referred to as the Tax Sharing Agreement, providing for:

        - the payment of federal, state and other income tax remittances or refunds for periods during which we and Banner Central Finance are included in the same consolidated group for federal income tax purposes;

        - the allocation of responsibility for the filing of such tax returns;

        -       the conduct of tax audits and the handling of tax controversies;
                and

        -       various related matters.

        For periods during which we and Banner Central Finance were included in Central Financial's consolidated federal and state income tax returns, we and Banner Central

Finance will each be required to pay its allocable portion of the consolidated federal, state and other income tax liabilities and will be entitled to receive refunds determined as if each of us and our subsidiaries had filed separate income tax returns. With respect to Central Financial's liability for payment of taxes for all periods during which we and Banner Central Finance were so included in Central Financial's consolidated federal income tax returns, we and Banner Central Finance will indemnify Central Financial for all federal, state, and other income tax liabilities for such periods. The date of the distribution will be the last day on which Hispanic Express and Banner Central Finance are required to be included in Central Financial's consolidated federal income tax returns.

OPTION AGREEMENT

        We have entered into an option agreement with Banner Central Finance, referred to as the Option Agreement, pursuant to which we have granted Banner Central Finance an option to reacquire mortgages that Banner Central Finance has sold to Hispanic Express. The exercise price of the option under the Option Agreement, at Banner Central Finance's option, may be in the form of cash or an interest-bearing promissory note. The Option Agreement has a term of two years.

TRADEMARK LICENSE

        We have entered into a trademark license, referred to as the Trademark License, with Banner's Central Electric, Banner Central Finance and Central Rents, Inc., an affiliate of Central Financial. Under the Trademark License, Banner's Central Electric granted to us, Banner Central Finance and Central Rents, Inc. and each of our respective subsidiaries, whether such subsidiaries exist now or come into existence at a later time, the right to license the federally registered trademark "CFAC." The Trademark License is non-exclusive and has an initial term of one year. The Trademark License can terminated by any party to it upon one year's written notice, and Banner's Central Electric can terminate the Trademark License at any time if there is a change in control of our company, Banner Central Finance or Central Rents, Inc.

OTHER TRANSACTIONS WITH AFFILIATES

        After completion of the distribution of our common stock to Central Financial's shareholders, West Coast and its coinvestors will beneficially own or otherwise control an aggregate of approximately 72% of our common stock. As such, West Coast will be able to elect the entire Board of Directors, adopt amendments to our Certificate of Incorporation, or effect a merger, sale of assets, or other fundamental corporate transaction without the approval of our other stockholders. West Coast will be able to control the direction of our future operations, including decisions regarding the issuance of additional shares of common stock and other securities. As long as West Coast is a majority stockholder of our common stock, it will be impossible for third parties to obtain control of us through purchases of common stock not beneficially owned or otherwise controlled by West Coast.

        Our company and Banner Central Finance, or our respective subsidiaries, may enter into additional agreements, arrangements and transactions or agreements that modify the agreements described above, after the consummation of the distribution of our common stock to the shareholders of Central Financial. Any such agreements, arrangements and transactions will be determined through negotiations between us and Banner Central Finance or our respective subsidiaries. Because West Coast may control both companies, such negotiations will not be at arm's length.

        Mr. Cypres is our Chairman of the Board, Chief Executive officer and President, and is the Chairman of the Board, Chief Financial Officer and President of Banner Central Finance and Chairman of the Board of Banner's Central Electric. West Coast, of which Mr. Cypres is the managing general partner, controls our company. West Coast and Mr. Cypres may have conflicts of interest with respect to transactions concerning us and our affiliates. Additionally, West Coast controls other companies, including us, Banner Central Finance and Banner's Central Electric, all of which may have divergent interests. Banner's Central Electric owns and operates five installment credit stores in greater Los Angeles.

        Prior to the distribution of our common stock to Central Financial's shareholders, Mr. Cypres has been rendering services to us through an employment agreement with Central Financial. Concurrent with distribution of our common stock to Central Financial's shareholders, Mr. Cypres has entered into a five-year employment agreement with us pursuant to which Mr. Cypres will act as Chairman of the Board, Chief Executive Officer and President. In such capacities, Mr. Cypres will spend that portion of his business time as is required to oversee our operations and to formulate and direct the implementation of our business strategies. Mr. Cypress will continue to spend a portion of his business time as the managing general partner of West Coast, as Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Banner Central Finance, and as Chairman of the Board of Banner's Central Electric. See "Management" and "Description of Capital Stock."

                            ITEM 8. LEGAL PROCEEDINGS

        We are involved in certain legal proceedings arising in the normal course of our business. We do not believe the outcome of these matters will have a material adverse effect on us.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED
                              STOCKHOLDER MATTERS

MARKET INFORMATION

        There is currently no public market for our shares of common stock, and we do not know whether a trading market will develop on or after the Liquidation Date. The common stock of Central Financial currently trades on the OTC Bulletin Board. We would expect our shares of common stock to also trade on the OTC Bulletin Board under the symbol "HEXI" if, after the Liquidation Date, at least one market maker submits application to the OTC Bulletin Board in which it represents that:

        -       it desires to represent us as a market maker; and

        - it has satisfied all applicable requirements of the Securities and Exchange Commission and the National Association of Securities Dealers.

        In connection with the Plan, and pursuant to this registration statement on Form 10, we are registering our common stock under the Securities Exchange Act of 1934, as amended. Following the Liquidation Date we will have 7,166,000 share of our common stock outstanding, and held by approximately six shareholders of record. In addition, approximately 764,000 shares of our common stock will be subject to outstanding options to purchase, or securities convertible into shares of our common stock.

        The shares of our common stock distributed in connection with the Plan will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of our company under the Securities Act of 1933, as amended. Persons who may be deemed to be affiliates of our company after the distribution of our common stock to Central Financial's shareholders generally include individuals or entities that control, are controlled by, or are under common control with us and may include our directors as well as our principal stockholders. Persons who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 thereunder. However, under applicable law and because of the substantial control it has over us, West Coast will have "restricted securities" under Rule 144. We do not have any agreements to register our common stock under the Securities Act, nor do we currently anticipate that we will register our common stock under the Securities Act.

DIVIDEND INFORMATION

        We have never paid and have no present intention of paying cash dividends on our common stock. We anticipate that we will retain all earnings for use in our business, and we do not anticipate paying cash dividends for the foreseeable future. Any determination in the future to pay dividends will depend on our financial condition, capital requirements, results of operations, contractual limitations, legal restrictions and any other factors our Board of Directors deems relevant.

                ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

        On September 6, 2000, we issued 7,166,000 shares of our common stock, representing all of the outstanding shares of our common stock, to Central Financial, in consideration for the contribution to us by Central Financial of three of its subsidiaries on that date. The contributed subsidiaries are BCE Properties, Inc, Central Consumer Finance Company and Centravel, Inc.

        There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

        The securities were issued and considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

        ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        Our authorized capital stock consists of 10,000,000 shares of common stock, $.01 par value.

        As of September 30, 2000, we will have 7,166,000 shares of common stock issued and outstanding and held by approximately six shareholders of record. All shares of common stock to be issued in connection with the distribution of our common stock to Central Financial's shareholders will be fully paid and nonassessable.

        The following summarizes the rights of holders of our common stock:

        - each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders, except as discussed in "Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws";

        - subject to preferences that may apply to shares of preferred stock that we may issue in the future, the holders of common stock are entitled to receive such lawful dividends as may be declared by the Board of Directors;

        - upon our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to receive a pro rata portion of all of our assets remaining for distribution after satisfaction of all our liabilities and the payment of any liquidation preference of any outstanding preferred stock;

        - there are no redemptive or sinking fund provisions applicable to our common stock; and

        - there are no preemptive, subscription or conversion rights applicable to our common stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND
BYLAWS

        Some provisions of our certificate of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. Such provisions may also render the removal of the current Board of Directors or management of Hispanic Express more difficult. These provisions include:

        Limitation of Liability. Our certificate of incorporation eliminate the personal liability of our directors to us and our stockholders to the fullest extent permitted by the DGCL; provided, however, that directors shall be liable to the extent provided by applicable law:

        - for any breach of the directors' duty of loyalty to us or our stockholders;

        - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

        -       under Section 174 of the DGCL; or

        - for any transaction from which the director derived any improper personal benefit.

        Our bylaws authorize us to provide indemnification to our directors and officers if they are made party to litigation by reason that such person was acting reasonably on our behalf and in good faith. These provisions may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

        Calling Special Meeting and Action by Written Consent. Special meetings of our stockholders may be called only by our Board of Directors. This may make it more difficult to change the composition of our board of directors or to propose a transaction which could result in a change in control.

        No Cumulative Voting. Our certificate of incorporation does not provide for cumulative voting for any purpose. This ensures that the holder or holders of a majority of our common shares entitled to vote in an election of directors are able to elect all of the directors. This could deter investors from acquiring a minority of our shares of our common stock in order to obtain a board seat and influence corporate policy.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

        Under Section 203 of the DGCL, we may not engage in a "business combination," which includes certain mergers, consolidations, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder," namely, any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with such an entity or person, for three years following the time that stockholder became an interested stockholder, unless;

        - prior to such date our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

        - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding for the purposed of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in a tender or exchange offer); or

        - on or subsequent to such date the business combination is approved by the Board of Directors and of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

EFFECT OF QUASI-CALIFORNIA CORPORATION LAW

        Section 2115 of the California General Corporation Law, or the CGCL, provides that quasi-California corporations will be subject to certain substantive provisions in the CGCL notwithstanding comparable provisions in the law of the jurisdiction where the corporation is incorporated. Section 2115 is applicable to foreign corporations that have more than half of their stockholders residing in California and more than half of their business deriving from California. The determination of whether a corporation is a quasi-California corporation is based upon information contained in a certificate required to be filed within three months and fifteen days after the end of the corporation's fiscal year or within 30 days after the filings of its franchise tax return, if an extension of time to file such return was granted. Quasi-California corporations that are Large Public Corporations (i.e., that have securities listed on the New York or American stock exchanges, or securities designated for trading on the Nasdaq National Market, if the corporation has at least 800 holders of its equity securities as of the record date for its most recent annual meeting), are exempt from the application of
Section 2115.

        We have qualified to do business in the State of California because we have substantially all of our property, employees and operations in California. Therefore, absent an exemption, we would be deemed to be a quasi-California corporation.

        Because we will be deemed to be a quasi-California corporation, certain of the provisions for our Certificate of Incorporation and Bylaws would not be authorized by California law. In addition, under California law, cumulative voting for the election of directors is mandatory unless a corporation that is a Large Public Corporation has expressly eliminated cumulative voting in its articles of incorporation. Furthermore, California law with respect to the payment of dividends is more restrictive than Delaware law. Under California law, a corporation is prohibited from paying dividends unless (i) the retained earnings of the corporation immediately prior to the distribution exceeds the amount of the distribution; (ii) the assets of the corporation exceed 1 1/4 times its liabilities; or (iii) the current assets of the corporation exceed its current liabilities, but if the average pretax net earnings of the corporation before interest expense for the two years preceding the distribution was less than the average interest expense of the corporation for those years, the current assets of the corporation must exceed 1 1/4 times its current liabilities. See "DIVIDENDS"

               ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

INDEMNIFICATION AGREEMENTS

        We entered into Indemnification Agreements pursuant to which we have agreed to indemnify certain of our directors and officers against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director or officer, in his capacity as such, is made or threatened to be made a party to any suite or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the Delaware General Corporation Law, or the DGCL. The Indemnification Agreements also provide for the advancement of certain expenses to such directors and officers in connection with any such suite or proceeding.

DELAWARE CORPORATE LAW, CERTIFICATE OF INCORPORATION AND BYLAWS

        Our certificate of incorporation eliminate the personal liability of our directors to us and our stockholders to the fullest extent permitted by the DGCL; provided, however, that directors shall be liable to the extent provided by applicable law:

        - for any breach of the directors' duty of loyalty to us or our stockholders;

        - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

        -       under Section 174 of the DGCL; or

        - for any transaction from which the director derived any improper personal benefit.

        Our bylaws authorize us to provide indemnification to our directors and officers if they are made party to litigation by reason that such person was acting reasonably on our behalf and in good faith. These provisions may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

              ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

        Reference is made to the Financial Statements together with the notes thereto and the report thereon from Arthur Andersen LLP appearing on pages F-1 through F-20 of this Form 10.

   ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND ACCOUNTING AND
                              FINANCIAL DISCLOSURE

None.

                  ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

Report of Independent Public Accountants..........................................   F-1
CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets.....................................................   F-2
  Consolidated Statements of Income...............................................   F-3
  Consolidated Statements of Stockholders' Equity.................................   F-4
  Consolidated Statements of Cash Flows...........................................   F-5
  Notes to Consolidated Financial Statements......................................   F-6


(b) EXHIBITS

    Number     Description
    ------     -----------
     3.1       Certificate of Incorporation, as amended.

     3.2       Bylaws.

     4         Form of specimen common stock certificate.

    10.1       Hispanic Express, Inc. 2000 Stock Option Plan.

    10.2       Hispanic Express, Inc. Supplemental Executive Retirement Plan.

    10.3       Hispanic Express, Inc. Executive Deferred Salary and Bonus Plan.

    10.4       Employment Agreement dated September 6, 2000 between Hispanic
               Express, Inc. and Gary M. Cypres.

    10.5       Contribution Agreement dated September 6, 2000 among Central
               Financial Acceptance Corporation and Hispanic Express, Inc.

    10.6       Operating Agreement dated September 6, 2000 between Hispanic
               Express, Inc. and Banner Central Finance Company.

    10.7       Tax Sharing Agreement dated September 6, 2000 among Hispanic
               Express, Inc. among Central Financial Acceptance Corporation,
               Hispanic Express, Inc. and Banner Central Finance Company.

    10.8       Option Agreement dated September 6, 2000 between Hispanic
               Express, Inc. and Banner Central Finance Company.

    10.9       Service Mark License dated September 6, 2000 among Banner's
               Central Electric, Inc., Hispanic Express, Inc., Banner Central
               Finance Company and Central Rents, Inc.

    10.10      Indemnification Agreement dated September 6, 2000 between
               Hispanic Express, Inc. and certain directors and/or officers

    10.11      Credit Agreement dated as of August 11, 2000 among Central
               Consumer Finance Company, the named Lenders and Union Bank of
               California, N.A. as Agent

    10.12      Pledge Agreement dated as of August 11, 2000 among Central
               Financial Acceptance Corporation and Union Bank of California,
               N.A. as Agent

    10.13      Guaranty dated as of August 11, 2000 among Central Check Cashing,
               Inc., Central Consumer Company of Nevada, and Union Bank of
               California, N.A. as Agent

    10.14      Security Agreement dated as of August 11, 2000 among Central
               Consumer Finance Company, Central Check Cashing, Inc., Central
               Consumer Company of Nevada and Union Bank of California, N.A. as
               Agent

    11 Statement of Computation of Earnings Per Share (this exhibit is omitted because the information is shown in the financial statements and the notes thereto).

    21         List of Subsidiaries of Hispanic Express, Inc.

    27         Financial Data Schedule.

                                   SIGNATURES


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HISPANIC EXPRESS, INC.



                                          By:         /s/ Gary M. Cypres
                                             -----------------------------------
October 11, 2000                               Gary M. Cypres
                                               Chairman of the Board, President
                                               and Chief Executive Officer

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants..........................................   F-1
CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets.....................................................   F-2
  Consolidated Statements of Income...............................................   F-3
  Consolidated Statements of Stockholders' Equity.................................   F-4
  Consolidated Statements of Cash Flows...........................................   F-5
  Notes to Consolidated Financial Statements......................................   F-6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Hispanic Express, Inc.:


        We have audited the accompanying consolidated balance sheets of Hispanic Express, Inc., a Delaware corporation, and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hispanic Express, Inc. as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP

Los Angeles, California
September 29, 2000

                     HISPANIC EXPRESS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                  DECEMBER 31,
                                                         ----------------------------        JUNE 30,
                                                             1998            1999             2000
                                                         -----------      -----------      -----------
                                                                                           (Unaudited)
ASSETS
Cash                                                     $ 7,847,000      $ 5,208,000      $ 4,550,000
Restricted cash                                            1,195,000               --               --
Finance receivables, net                                  60,942,000       59,899,000       55,839,000
Prepaid expenses and other current assets                  1,707,000        1,148,000        1,276,000
Note receivable from affiliate                             2,478,000          890,000               --
Deferred income taxes                                      1,883,000        1,501,000        1,415,000
Income taxes receivable                                    1,458,000        1,400,000          946,000
Property and equipment, net                                6,350,000        8,413,000        8,980,000
Intangible and other assets, net                           7,925,000       12,668,000       12,278,000
                                                         -----------      -----------      -----------
TOTAL ASSETS                                             $91,785,000      $91,127,000      $85,284,000
                                                         ===========      ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable                                            $40,000,000      $40,000,000      $28,100,000
Accrued expenses and other current liabilities             6,405,000        7,347,000        8,832,000
Accounts payable to related party                                 --               --        1,034,000
                                                         -----------      -----------      -----------
Total liabilities                                         46,405,000       47,347,000       37,966,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Group equity                                              45,380,000       43,780,000       47,318,000
                                                         -----------      -----------      -----------
Total stockholders' equity                                45,380,000       43,780,000       47,318,000
                                                         -----------      -----------      -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $91,785,000      $91,127,000      $85,284,000
                                                         ===========      ===========      ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                     HISPANIC EXPRESS, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME


                                                                 YEARS ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                                                        -----------------------------------------    --------------------------
                                                            1997           1998           1999           1999           2000
                                                        -----------    -----------    -----------    -----------    -----------
                                                                                                             (Unaudited)
REVENUES
Interest income
  Small loan portfolio                                  $13,056,000    $13,792,000    $13,584,000    $ 7,044,000    $ 6,137,000
  Travel finance portfolio                                1,337,000      1,218,000      1,163,000        561,000        530,000
  Mortgage portfolio                                             --         18,000        356,000        105,000        471,000
                                                        -----------    -----------    -----------    -----------    -----------
Total interest income                                    14,393,000     15,028,000     15,103,000      7,710,000      7,138,000
Travel services, net                                      8,716,000      8,961,000     14,270,000      5,675,000      6,983,000
Other income                                              6,365,000      7,954,000     10,884,000      5,369,000      5,298,000
                                                        -----------    -----------    -----------    -----------    -----------
Total revenues                                           29,474,000     31,943,000     40,257,000     18,754,000     19,419,000
                                                        -----------    -----------    -----------    -----------    -----------

COSTS AND EXPENSES
Operating expenses                                       16,891,000     17,738,000     24,215,000     10,447,000     13,400,000
Provision for credit losses                               5,318,000      5,952,000      6,580,000      2,858,000      3,035,000
Interest expense                                          3,406,000      3,212,000      3,202,000      1,686,000      1,655,000
Depreciation and amortization expense                       750,000      1,151,000      1,556,000        625,000        851,000
                                                        -----------    -----------    -----------    -----------    -----------
Total costs and expenses                                 26,365,000     28,053,000     35,553,000     15,616,000     18,941,000
                                                        -----------    -----------    -----------    -----------    -----------
Income before provision for income taxes                  3,109,000      3,890,000      4,704,000      3,138,000        478,000

Provision for income taxes                                1,217,000      1,556,000      1,882,000      1,257,000        191,000
                                                        -----------    -----------    -----------    -----------    -----------
Net income                                              $ 1,892,000    $ 2,334,000    $ 2,822,000    $ 1,881,000    $   287,000
                                                        ===========    ===========    ===========    ===========    ===========

UNAUDITED PRO FORMA NET INCOME PER SHARE: (NOTE 1)
Pro forma net income per common share
  (unaudited):
  Basic                                                                               $      0.39                   $      0.04
  Diluted                                                                             $      0.39                   $      0.04

Pro forma shares used in calculating
pro forma  net income per common share
(unaudited):
  Basic                                                                                 7,166,000                     7,166,000
  Diluted                                                                               7,166,000                     7,166,000


  The accompanying notes are an integral part of these consolidated financial statements.

                     HISPANIC EXPRESS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                      TOTAL
                                                                                   -----------
Balance, December 31, 1996                                                         $24,849,000
Capital contribution from related party                                             12,123,000
Net income for the year ended December 31, 1997                                      1,892,000
Balance, December 31, 1997                                                          38,864,000
Capital contribution from related party                                              4,182,000
Net income for the year ended December 31, 1998                                      2,334,000
Balance, December 31, 1998                                                          45,380,000
Capital distribution to related party                                              (3,716,000)
Equity adjustment for retirement of treasury stock of predecessor company            (706,000)
Net income for the year ended December 31, 1999                                      2,822,000
Balance, December 31, 1999                                                          43,780,000
Capital contribution from related party (Unaudited)                                  3,298,000
Equity adjustment for retirement of treasury stock of predecessor company
(Unaudited)                                                                           (47,000)
Net income for the six months ended June 30, 2000 (Unaudited)                          287,000
Balance, June 30, 2000 (Unaudited)                                                 $47,318,000


  The accompanying notes are an integral part of these consolidated financial statements.

                     HISPANIC EXPRESS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                 YEARS ENDED DECEMBER 31,               SIX MONTHS ENDED JUNE 30,
                                                      --------------------------------------------    ----------------------------
                                                          1997            1998            1999            1999            2000
                                                      ------------    ------------    ------------    ------------    ------------
                                                                                                              (Unaudited)
CASH FLOWS FROM
OPERATING ACTIVITIES:
Net income                                            $  1,892,000    $  2,334,000    $  2,822,000    $  1,881,000    $    287,000
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
  Depreciation and amortization                            750,000       1,151,000       1,556,000         625,000         851,000
  Provision for credit losses                            5,318,000       5,952,000       6,580,000       2,858,000       3,035,000
  Deferred income taxes                                    101,000       1,209,000         382,000          (5,000)         86,000
  Note receivable from affiliate, net                   (4,205,000)      2,514,000       1,588,000       3,064,000       1,924,000
  Changes in assets and liabilities:
     Prepaid expenses and other current assets           1,254,000        (633,000)        617,000       1,677,000         326,000
     Restricted cash                                      (930,000)       (265,000)      1,195,000      (1,495,000)             --
     Accrued expenses and other current liabilities     (3,438,000)        661,000         942,000       2,349,000       1,485,000
     Other intangible assets                            (1,058,000)        184,000              --              --              --
                                                      ------------    ------------    ------------    ------------    ------------
Net cash provided by (used in) operating activities       (316,000)     13,107,000      15,682,000      10,954,000       7,994,000
                                                      ------------    ------------    ------------    ------------    ------------


CASH FLOWS FROM INVESTING ACTIVITIES:
Installment contracts and other contract
  receivables (originated & acquired)
  collected, net of recoveries                          (9,743,000)    (12,146,000)     (5,537,000)        664,000       1,025,000
  Capital expenditures, net                             (2,838,000)     (1,449,000)     (2,920,000)     (1,026,000)     (1,028,000)
  Purchase of leasehold interests and other               (150,000)             --      (5,442,000)     (2,670,000)             --
                                                      ------------    ------------    ------------    ------------    ------------
 Net cash used in investing activities                 (12,731,000)    (13,595,000)    (13,899,000)     (3,032,000)         (3,000)
                                                      ------------    ------------    ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of long-term debt                                   --        (850,000)             --              --              --
  Repayment of notes payable, net                               --              --              --      (3,800,000)    (11,900,000)
Capital contribution from (distribution to)
  related party                                         12,123,000       4,182,000      (3,716,000)     (6,656,000)      3,298,000
  Purchase of treasury stock                                    --              --        (706,000)             --         (47,000)
                                                      ------------    ------------    ------------    ------------    ------------
Net cash provided by (used in) financing activities     12,123,000       3,332,000      (4,422,000)    (10,456,000)     (8,649,000)
                                                      ------------    ------------    ------------    ------------    ------------
NET (DECREASE) INCREASE IN CASH                           (924,000)      2,844,000      (2,639,000)     (2,534,000)       (658,000)
CASH, BEGINNING OF PERIOD                                5,927,000       5,003,000       7,847,000       7,847,000       5,208,000
                                                      ------------    ------------    ------------    ------------    ------------
CASH, END OF PERIOD                                   $  5,003,000    $  7,847,000    $  5,208,000    $  5,313,000    $  4,550,000
                                                      ============    ============    ============    ============    ============
CASH PAID DURING THE YEAR FOR:
INTEREST                                              $  3,445,000    $  3,201,000    $  3,362,000    $  2,001,000    $  1,919,000
INCOME TAXES                                          $  2,099,000    $  1,025,000    $  2,301,000    $    556,000    $      5,000

                     HISPANIC EXPRESS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      BASIS OF PRESENTATION AND NATURE OF OPERATIONS

        Basis of Presentation - Hispanic Express, Inc. ("Hispanic Express" or the "Company") was formed in September 2000. On September 6, 2000 the Board of Directors of Central Financial Acceptance Corporation ("Central Financial") approved a Plan of Complete Dissolution, Liquidation and Distribution (the "Plan") under which Central Financial's subsidiaries have been reorganized into two public companies, Hispanic Express and Banner Central Finance Company ("Banner Central Finance"). The Plan was approved by the stockholders of Central Financial on September 29, 2000. The Plan requires Central Financial to distribute to Central Financial's stockholders 100% of the outstanding Common Stock of Hispanic Express and Banner Central Finance. Pursuant to the Plan, Central Financial will contribute to Hispanic Express its investment subsidiaries, which are engaged in the small loan, travel finance and travel services businesses and the receivable portion of its mortgage business, and will contribute to Banner Central Finance, its businesses engaged in selling and financing of automobile insurance, its consumer products receivable portfolio and its mortgage origination business.

        In addition, pursuant to the Plan, Hispanic Express and Banner Central Finance have entered into certain agreements for the purpose of defining their ongoing relationship (See Note 9). The agreements entered into contain provisions for the allocation of certain costs and expenses. Management of Hispanic Express believes that such agreements provide for reasonable allocation of costs and expenses between the parties.

        The formation of Hispanic Express has been accounted for at historical cost, in a manner similar to a pooling of interest. The accompanying consolidated financial statements reflect the combined operations of Hispanic Express and its subsidiaries, as if they had been consolidated at the beginning of the periods presented. For accounting purposes, Hispanic Express has been allocated $40,000,000 of notes payable outstanding for each of the years ended December 31, 1998 and 1999 and $28,100,000 for the six months ended June 30, 2000 (See Note 7).

        Unaudited pro forma net income per share is based on the number of common shares issued by the Company pursuant to the Plan that are assumed to be outstanding as of January 1, 1999.

        Nature of Operations - The Company (i) provides unsecured small loans to its customers; (ii) provides travel services; (iii) originates and services consumer finance receivables generated by the Company's customers for the purchase of travel services sold by the Company; (iv) provides check cashing and money transfer services and mortgage loan financing; and, (v) provides insurance products. The majority of the Company's business is focused in Southern California and the Company experiences the highest demand for its financial products and services between October and December.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

        Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Hispanic Express and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Interim Consolidated Financial Information (Unaudited) - The interim consolidated financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 and related footnote information are unaudited and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the interim unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of these interim periods. The results for the six months ended June 30, 2000 are not necessarily indicative of the operating results to be expected for the entire year.

        Finance Receivables - Finance receivables include receivables that arise from unsecured, small loans, (referred to herein as the "Small Loan Portfolio"), installment contracts that are originated when customers buy travel tickets, (referred to herein as the "Travel Finance Portfolio"), and mortgage loan receivables originated by Banner Central Finance, (referred to herein as the "Mortgage Portfolio"). Administrative fees are charged on certain small loan contracts. The annual percentage rate varies depending on the length of the contract and the amount of administrative fees. The Small Loan Portfolio is comprised of closed-end loans that provide for scheduled monthly payments generally not to exceed 12 months and revolver type loans (referred to herein as "Efectiva") that require minimum monthly payments equal to 5% of the outstanding balance. The Travel Finance Portfolio is comprised of loans that provide for scheduled monthly payments generally not to exceed 12 months and the Mortgage Portfolio is comprised of loans that provide for scheduled monthly payments ranging from 48 to 60 months.

        The allowance for credit losses is provided for following the origination or purchase of loans based on previous experience or when events giving rise to the credit losses are estimated to have occurred. The Company's portfolios comprise smaller-balance, homogeneous loans that are evaluated collectively to determine an appropriate allowance for credit losses. The allowance for credit losses is maintained at a level considered adequate by management to cover losses in the existing portfolios. Collection of past due accounts is pursued by the Company, and when the characteristics of an individual account indicates that collection is unlikely, the account is charged off and turned over to a collection agency. Accounts are generally charged off when they are between 91 to 150 days past due.

        Allowance for credit losses is increased by charges to the provision for credit losses and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolios, adverse situations that may affect the borrower's ability to repay and current economic conditions. The Company's customers are typically between the ages of 21 and 45 and earn less than $25,000 per year, have little or no savings and limited short-term employment histories. In addition, the Company's customers typically have no prior credit histories and are unable to secure credit from traditional lending sources. The Company makes its credit decisions primarily on its assessment of a customer's ability to repay the obligation. In making a credit decision, in addition to the size of the obligation, the Company generally considers a customer's income level, type and length of employment, stability of residence, personal references and prior credit history with the Company. As a result, the Company is more susceptible to the risk that its customers will not satisfy their repayment obligations than are less specialized consumer lending companies or consumer finance companies that have more stringent underwriting criteria. Because the Company relies on the creditworthiness of its customers for repayment and does not rely on collateral securing the debt, the Company experiences actual rates of losses higher than lenders who have collateral which they can repossess in the event of a borrower's default.

        Recoveries on charge-offs are recognized as an addition to the allowance for credit losses on the cash basis of accounting at the time the payment is received. Recoveries for the years ended December 31, 1997, 1998, and 1999 amounted to $222,000, $364,000, and $497,000, respectively, and for the six months ended June 30, 1999 and 2000 amounted to $258,000 and $254,000, respectively.

        Deferred insurance revenue arises from the deferral of the recognition of revenue from certain credit insurance contracts. Insurance premium revenue is recognized over the life of the related contract using a method that approximates the effective interest method.

        Property and Equipment - Property and equipment are carried at cost. Long-lived property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable in accordance with Statement of Financial Accounting Standards
(SFAS) No. 121 "Accounting for the Impairment of Long Lived Assets." If the carrying amount of the asset exceeds the estimated undiscounted future cash flows to be generated by the asset, an impairment loss would be recorded to reduce the asset's carrying value to its estimated fair value.

        Depreciation and amortization are computed primarily using the straight-line method over the estimated lives of the assets, as follows:

        Furniture, equipment and software..................  5 to 10 years

        Leasehold improvements.............................  Life of lease

        Building and improvements..........................  7 to 39 years

        Intangible and Other Assets - Intangible and other assets primarily consists of goodwill which arose in connection with the Company's purchase of leasehold interests used for travel services and deferred line of credit costs related to the Company's Line of Credit (See Note 7). Goodwill is being amortized using the straight-line method over 30 years. The deferred line of credit costs are amortized over the 3 year life of the Line of Credit. The recoverability of goodwill is analyzed annually based on undiscounted future cash flows. If the carrying value of the intangible asset exceeds the estimated undiscounted future cash flows, an impairment loss would be recorded to reduce the asset's carrying value to its estimated fair value. No impairment loss has been recorded in the consolidated financial statements for the periods presented.

        Income Recognition - Interest income on closed-end loans in the Small Loan Portfolio and the Travel Finance Portfolio is deferred (recorded as an off-set to finance receivables - See Note 4) and recognized over the lives of the contracts using a method that approximates the interest method. Administrative fees are deferred and recognized over the estimated life of the Small Loan Portfolio using a method that approximates the interest method. Membership fees arising from the Efectiva revolver loans are deferred and recognized using the straight line method. Administrative fees and membership fees are included in other income in the consolidated statements of income. Premiums and commissions for credit life insurance are deferred and recognized as revenue using the interest method. Premiums and commissions for credit accident and health insurance are recognized over the terms of the contracts and are included in other income in the consolidated statements of income.

        Other income consists of:

                                                        YEARS ENDED DECEMBER 31,                  SIX MONTHS ENDED JUNE 30,
                                             ---------------------------------------------      ----------------------------
                                                1997             1998             1999             1999             2000
                                             -----------      -----------      -----------      -----------      -----------
                                                                                                        (Unaudited)
Late charges                                 $   496,000      $   249,000      $ 2,142,000      $ 1,027,000      $ 1,111,000
Membership and administrative fees             2,341,000        3,433,000        3,870,000        2,021,000        1,802,000
Insurance products and other                   3,528,000        4,272,000        4,872,000        2,321,000        2,385,000
                                             -----------      -----------      -----------      -----------      -----------
                                             $ 6,365,000      $ 7,954,000      $10,884,000      $ 5,369,000      $ 5,298,000
                                             ===========      ===========      ===========      ===========      ===========

        Travel Services - Revenues and commissions from the sale of travel tickets and services are recognized when earned, which is at the time the travel reservation is ticketed. Such revenues are reported net of an allowance for cancellations and refunds. Generally, ticket sales are nonrefundable and cancellations and refunds are not significant. Volume bonus and override commissions are recognized at the end of each monthly or quarterly measurement period once the specified target has been achieved.

        Insurance Liabilities -- The liability for losses and loss-adjustment expenses, included in accrued expenses and other current liabilities, is based on an amount determined from loss reports and individual cases and an amount, based on past experience, for losses incurred but not reported. Such liabilities are based on estimates and, while management believes that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in earnings in the current period.

        Income Taxes - The Company, Central Financial and Banner Central Finance have entered a Tax Sharing Agreement (See Note 9). The Company follows SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, income tax expense includes income taxes payable for the current year and the change in deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's consolidated financial statements or income tax returns. A valuation allowance is recognized to reduce the carrying value of the deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

        Advertising - The Company advertises primarily on Hispanic television and radio, and through newspapers and direct mail. All advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 1997, 1998 and 1999 were $1,580,000, $1,109,000 and $1,571,000, respectively, and for the six months ended June 30, 1999 and 2000 amounted to $525,000 and $1,259,000, respectively.

        Concentration of Credit Risk -- The Company places its temporary cash and cash investments with high quality financial institutions. Management monitors the financial creditworthiness of these financial institutions. As of December 31, 1999, such investments were in excess of insured limits.

        Fair Value of Financial Instruments - The carrying value of the Company's finance receivables approximates their fair value due to their short term nature and generally stable rates of interest currently being charged in comparison to the rates reflected in the existing portfolios. The carrying value of the Company's notes payable approximates their fair value, as these notes represent a series of short-term notes at floating interest rates not to exceed interest of 8.75% (LIBOR) for amounts outstanding of $40 million or less. Management believes that the fair value of the Company's financial instruments approximates their carrying values as of December 31, 1998 and 1999 and June 30, 2000.

        Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Restricted Cash - At December 31, 1998, cash of $1,195,000 was held in a trust account, in accordance with statutory regulations for insurance companies. This cash balance was classified as restricted cash on the consolidated balance sheet. There were no restricted cash balances at December 31, 1999 and June 30, 2000.

        New Accounting Pronouncements - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of income, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

        The effective date of SFAS No. 133 was delayed by the issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," until fiscal years beginning after June 15, 2000. The Company plans to adopt this statement on January 1, 2001. Management does not believe that adoption of this statement will have a material effect on the Company's financial position or results of operations.

3.      PURCHASE OF LEASEHOLD INTERESTS

        During 1999, the Company expanded its travel business through the purchase and assumption of 38 leases in retail locations located primarily in Southern and Central California and Dallas/Ft. Worth, Texas that were operating travel stores. The aggregate purchase price for the leasehold interests was approximately $5.0 million and has been accounted for under the purchase method of accounting, and the results of these new travel offices have been included in operations since the date the Company assumed the leases.

4.      FINANCE RECEIVABLES

        Finance receivables consist of:

                                                         DECEMBER 31,               JUNE 30,
                                                ----------------------------      -----------
                                                   1998             1999             2000
                                                -----------      -----------      -----------
                                                                                  (Unaudited)
Gross finance receivables:
Small loan portfolio                            $62,248,000      $56,411,000      $50,454,000
Travel finance portfolio                          4,988,000        4,929,000        4,893,000
Mortgage portfolio                                  329,000        4,986,000        6,590,000
                                                -----------      -----------      -----------
                                                 67,565,000       66,326,000       61,937,000
Less:
Deferred interest                                   877,000        1,114,000        1,161,000
Allowance for credit losses                       3,059,000        3,030,000        3,232,000
Deferred administrative, Efectiva
  membership and transaction fees and
  insurance revenues                              2,169,000        1,865,000        1,308,000
Credit insurance and reserves for
  policyholder's benefits                           518,000          418,000          397,000
                                                -----------      -----------      -----------
                                                  6,623,000        6,427,000        6,098,000
                                                -----------      -----------      -----------
Finance receivables, net                        $60,942,000      $59,899,000      $55,839,000
                                                ===========      ===========      ===========


        Customers are required to make monthly payments on the Company's receivable contracts. The aggregate gross balance of accounts with payments 31 days or more past due are:

                                           DECEMBER 31,
                                    --------------------------       JUNE 30,
                                      1998            1999            2000
                                    ----------      ----------      ----------
                                                                    (Unaudited)
Small loan portfolio:
   Past due 31 days plus            $2,649,000      $2,979,000      $3,342,000
                                    ==========      ==========      ==========
Travel finance portfolio:
   Past due 31 days plus            $  130,000      $  134,000      $  170,000
                                    ==========      ==========      ==========

        The gross balance of accounts with payments 31 days or more past due in the mortgage portfolio were $0.1 million and $0.2 million at December 31, 1999 and June 30, 2000, respectively. There were no accounts with payments 31 days or more past due in the mortgage portfolio at December 31, 1998.


        The allowance for credit losses includes the following:

                                                  YEARS ENDED DECEMBER 31,                    SIX MONTHS ENDED JUNE 30,
                                      -----------------------------------------------       -----------------------------
                                         1997              1998              1999              1999              2000
                                      -----------       -----------       -----------       -----------       -----------
                                                                                                     (Unaudited)
Allowance for credit
  losses, beginning of the year       $ 5,795,000       $ 5,787,000       $ 3,059,000       $ 3,059,000       $ 3,030,000
Provision for credit losses             5,318,000         5,952,000         6,580,000         2,858,000         3,035,000
Charge-offs, net of
recoveries                             (5,326,000)       (8,680,000)       (6,609,000)       (2,858,000)       (2,833,000)
                                      -----------       -----------       -----------       -----------       -----------
Allowance for credit
  losses, end of year                 $ 5,787,000       $ 3,059,000       $ 3,030,000       $ 3,059,000       $ 3,232,000
                                      ===========       ===========       ===========       ===========       ===========

5.      PROPERTY AND EQUIPMENT

        Property and equipment, net consist of:

                                                     DECEMBER 31,
                                            ----------------------------        JUNE 30,
                                               1998             1999             2000
                                            -----------      -----------      -----------
                                                                              (Unaudited)
Land                                        $ 1,936,000      $ 1,568,000      $ 1,568,000
Construction in progress                             --        1,937,000               --
Building and improvements                       254,000        1,441,000        4,119,000
Furniture, equipment and software             5,225,000        5,271,000        5,557,000
                                            -----------      -----------      -----------
                                              7,415,000       10,217,000       11,244,000
Less: accumulated depreciation                1,065,000        1,804,000        2,264,000
                                            -----------      -----------      -----------
                                            $ 6,350,000      $ 8,413,000      $ 8,980,000
                                            ===========      ===========      ===========

6.      INTANGIBLE AND OTHER ASSETS

        Intangible and other assets, net consist of:

                                                  DECEMBER 31,
                                         ----------------------------       JUNE 30,
                                            1998             1999             2000
                                         -----------      -----------      -----------
                                                                           (Unaudited)
Goodwill                                 $ 8,483,000      $13,533,000      $13,533,000
Deferred loan costs                          764,000          764,000          764,000
Non-compete agreements                         8,000          408,000          408,000
Other                                          3,000            3,000            3,000
                                         -----------      -----------      -----------
                                           9,258,000       14,708,000       14,708,000
Less: accumulated amortization             1,333,000        2,040,000        2,430,000
                                         -----------      -----------      -----------
                                         $ 7,925,000      $12,668,000      $12,278,000
                                         ===========      ===========      ===========


7.      NOTES PAYABLE

        During 1997, Central Financial had a line of credit agreement with Bank of America National Trust and Savings Association (the "Bank of America Line of Credit") that provided for the issuance of notes up to $60,000,000 and a line of credit agreement with Wells Fargo Bank National Association (the "Old Wells Fargo Line of Credit") that provided for the issuance of notes up to $50,000,000. The Bank of America Line of Credit and Old Well Fargo Line of Credit were repaid on June 13, 1997. Borrowings under the Bank of America Line of Credit and Old Well Fargo Line of Credit facility bore interest at weighted average rates of 9.1% and 7.9%, respectively, in 1997.

        Central Financial entered into a new credit agreement with several banks and Wells Fargo Bank National Association, as Agent, (the "Wells Fargo Line of Credit") on June 13, 1997 that provided for the issuance of notes up to $100,000,000 subject to an allowable borrowing base. The Wells Fargo Line of Credit was repaid on August 11, 2000. Borrowings under the facility bore interest at a weighted average rate of 8.3%, 8.0%, and 7.7% in 1997, 1998 and 1999, respectively, and 7.9% and 8.7% for the six months ended June 30, 1999 and 2000, respectively. Notes payable allocated to the Company at December 31, 1998, 1999 and June 30, 2000 was $40,000,000, $40,000,000 and $28,100,000,
respectively (See Note 1). Central Financial had Letters of Credit outstanding for various purposes in the amount of $300,000, $1,800,000 and $550,000 at December 31, 1998, 1999 and June 30, 2000, respectively. The amount of unused credit under the facility was limited by the allowable borrowing base and was approximately $11.3 million at June 30, 2000.

        Central Financial was required to pay a commitment fee of 0.375% per annum for unused portions of its lines of credit. These fees totaled $150,000, $251,000 and $246,000 for the years ended December 31, 1997, 1998 and 1999, respectively, and $102,000 and $83,000 for the six months ended June 30, 1999 and 2000, respectively. These amounts have been allocated to the Company and are included in operating expenses in the consolidated statements of income for the periods presented.

        On August 11, 2000, a new credit agreement was entered into with several banks and Union Bank of California, N.A. as Agent ("Union Bank Line of Credit) that provides for the issuance of notes up to $55,000,000 subject to an allowable borrowing base (See Note 14).

8.      INCOME TAXES

        The Company, Central Financial and Banner Central Finance have entered a Tax Sharing Agreement (See Note 9). The income tax provisions as presented in the accompanying consolidated financial statements are based upon the amount the Company would have paid as if it filed separate income tax returns for the periods presented.

        The provision for income taxes consists of the following:

                                               YEARS ENDED DECEMBER 31,                    SIX MONTHS ENDED JUNE 30,
                                     ---------------------------------------------       -----------------------------
                                        1997             1998             1999              1999              2000
                                     -----------      -----------      -----------       -----------       -----------
                                                                                                  (Unaudited)
CURRENTLY PAYABLE:
Federal                              $   767,000      $   264,000      $ 1,213,000       $ 1,104,000       $    92,000
State                                    349,000           83,000          287,000           158,000            13,000
                                     -----------      -----------      -----------       -----------       -----------
                                       1,116,000          347,000        1,500,000         1,262,000           105,000
                                     -----------      -----------      -----------       -----------       -----------
DEFERRED:
Federal                                   88,000          970,000          294,000            (4,000)           67,000
State                                     13,000          239,000           88,000            (1,000)           19,000
                                     -----------      -----------      -----------       -----------       -----------
                                         101,000        1,209,000          382,000            (5,000)           86,000
                                     -----------      -----------      -----------       -----------       -----------
Provision for income taxes           $ 1,217,000      $ 1,556,000      $ 1,882,000       $ 1,257,000       $   191,000
                                     ===========      ===========      ===========       ===========       ===========


        A reconciliation of the provision for income taxes to the statutory rate is as follows:

                                                    YEARS ENDED DECEMBER 31,         SIX MONTHS ENDED JUNE 30,
                                                --------------------------------     -------------------------
                                                 1997         1998         1999         1999           2000
                                                ------       ------       ------     ----------     ----------
                                                                                             (Unaudited)
Federal income taxes at statutory                35.0%        35.0%        35.0%        35.0%          35.0%
rate
State franchise taxes, net of federal             4.3%         4.5%         4.5%         4.5%           4.5%
benefit
Amortization of goodwill                          0.3%         0.3%         0.3%         0.3%           0.3%
Other                                            -0.5%         0.2%         0.2%         0.3%           0.2%
                                                ------       ------       ------     ----------     ----------
                                                 39.1%        40.0%        40.0%        40.1%          40.0%
                                                ======       ======       ======     ==========     ==========

        The tax effects of temporary differences giving rise to the deferred income tax assets and liabilities are as follows:

                                               DECEMBER 31,
                                      -----------------------------         JUNE 30,
                                         1998              1999              2000
                                      -----------       -----------       -----------
                                                                          (Unaudited)
Allowance for credit losses           $ 1,377,000       $ 1,244,000       $ 1,236,000
Deferred revenues                         942,000           869,000           869,000
Fixed assets                             (378,000)         (713,000)         (783,000)
Other                                     (58,000)          101,000            93,000
                                      -----------       -----------       -----------
   Net deferred tax asset             $ 1,883,000       $ 1,501,000       $ 1,415,000
                                      ===========       ===========       ===========


9.      RELATED PARTY TRANSACTIONS

        In connection with its formation, the Company, Central Financial and Banner Central Finance entered into certain agreements; the Operating Agreement; the Option Agreement, and the Tax Sharing Agreement for defining their ongoing relationships.

        The Operating Agreement provides, among other things, that the Company and its subsidiaries are obligated to provide to Banner Central Finance, and Banner Central Finance is obligated to utilize, certain services, including receivable servicing and collection and payment processing, accounting, management information systems and employee benefits. The Operating Agreement also provides for the Company to guarantee up to $4,000,000 of bank or similar financing of Banner Central Finance, pursuant to certain conditions. If such services involve an allocation of expenses, such allocation shall be made on a reasonable basis. To the extent that such services directly relate to the finance portion of the consumer products business contributed by Central Financial to Banner Central Finance, or to the extent that other costs are incurred by the Company or its subsidiaries that directly relate to Banner Central Finance, Banner Central Finance is obligated to pay the Company and its subsidiaries the actual cost of providing such services or incurring such costs. The Operating Agreement continues until terminated by either the Company or Banner Central Finance upon one year's prior written notice. Termination may be made on a service-by-service basis or in total. Such allocated expenses to Banner Central Finance totaled $6,495,000, $5,529,000 and $4,373,000 for the years ended December 31, 1997, 1998 and 1999, respectively, and $2,074,000 and $1,650,000 for the six months ended June 30, 1999 and 2000, respectively.

        Pursuant to the Option Agreement, the Company granted Banner Central Finance an option, exercisable for a two-year period commencing one year from the date of the Plan, to acquire all of the mortgages the Company purchased from Banner Central Finance at an exercise price equal to their book value upon exercise. If Banner Central Finance exercises the Option, the exercise price is payable in cash or an interest bearing note.

        The Company, Central Financial and Banner Central Finance have entered into a Tax Sharing Agreement which provides, among other things, for the payment of federal, state and other income tax remittances or refunds for periods during which the Company was included in the same consolidated group for federal income tax purposes; the allocation of responsibility for the filing of such tax returns and various related matters. For periods in which the Company was included in Central Financial's consolidated federal income tax returns, the Company will be required to pay its allocable portion of the consolidated federal, state and other income tax liabilities of the group and will be entitled to receive refunds determined as if the Company had filed separate income tax returns. With respect to Central Financial's liability for payment of taxes for all periods during which the Company was so included in Central Financial's consolidated federal income tax returns, the Company will indemnify Central Financial for all federal, state and other income tax liabilities of the Company for such periods. The date of the consummation of the Plan will be the last day on which the Company will be required to be included in Central Financial's consolidated federal income tax returns.

10.     STOCK OPTION PLAN

        In connection with the Plan, the Company adopted the 2000 Stock Option Plan (the "2000 Plan"). Subject to the terms of the 2000 Plan, a total of 1,100,000 shares of authorized Common Stock have been reserved for issuance pursuant to terms and conditions as determined by the Board of Directors. During the duration of the 2000 Plan, no individual may be granted options of more than 550,000 shares. Options to purchase 764,000 shares of Common Stock will be granted to eligible participants under the 2000 Plan. Executive officers and employees receiving options will be vested in such options in an amount that they would have been vested under the Central Financial Stock Option Plan at the time of consummation of the Plan, except for those officers and employees which had been with Central Financial or its predecessor for a period in excess of five years, which shall be 60% vested in total options granted to them. Upon the effectiveness of these grants, 336,000 shares of Common Stock will remain available for future grants of options under the 2000 Plan. The options have a maximum duration of five years and are subject to certain vesting and cancellation provisions, and may not be granted at less than the market value of the Company's Common Stock on the date of grant of the option.

11.     SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

        During June 1996, Central Financial adopted a Supplemental Executive Retirement Plan (the "SERP Plan") which provides supplemental retirement benefits to certain key management employees. To vest in the SERP Plan, an employee must have at least ten years of service with the Company, including five years subsequent to the adoption of the SERP Plan. Concurrent with the adoption of the Plan, the Company will assume all liabilities of the SERP Plan. The unfunded SERP Plan expense for the years ended December 31, 1997, 1998 and 1999, amounted to approximately $77,000 each year, and for the six months ended June 30, 1999 and 2000 amounted to $38,000 for each period.

12.     INDUSTRY SEGMENTS

        The Company has identified two reporting segments in accordance with SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information", the Consumer Finance Business and the Travel Business. The factors for determining the reportable segments were based on the distinct nature of their operations. They are managed as separate business units because each requires and is responsible for executing a unique business strategy. The

Consumer Finance Business includes the Small Loan Portfolio, Travel Finance Portfolio, Mortgage Loan Portfolio and insurance and other products provided to customers of the Consumer Finance Business. The Company's Travel Business is comprised of the retail travel stores and travel internet business. Substantially all of the operations of the above businesses are concentrated in California.

        The accounting policies of these reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates and monitors segment performance primarily through revenues and earnings before interest and taxes. The results of operations and financial position of the reporting segments are discussed below.

        Revenues for the Consumer Finance Business for the years ended December 31, 1997, 1998 and 1999 were $20.8 million, $22.9 million and $26.0 million, respectively, and for the six months ended June 30, 1999 and 2000 were $13.1 million and $12.4 million, respectively. Revenues for the Travel Business for the years ended December 31, 1997, 1998 and 1999 were $8.7 million, $9.0 million and $14.3 million, respectively, and for the six months ended June 30, 1999 and 2000 were $5.7 million and $7.0 million, respectively.

        Income before provision for income taxes for the Consumer Finance Business for the years ended December 31, 1997, 1998 and 1999 were $4.7 million, $4.3 million and $5.6 million, respectively, and for the six months ended June 30, 1999 and 2000 were $3.5 million and $3.2 million, respectively. Loss before benefit for income taxes for the Travel Business for the years ended December 31, 1997, 1998 and 1999 were $1.6 million, $0.4 million and $0.9 million, respectively, and for the six months ended June 30, 1999 and 2000 were $0.4 million and $2.7 million, respectively. For segment reporting purposes, corporate overhead allocated to the Consumer Finance Business for the years ended December 31, 1997, 1998 and 1999 amounted to $0.5 million, $0.5 million and $0.7 million, respectively, and for six months ended June 30, 1999 and 2000 amounted to $0.4 million and $0.3 million, respectively; and corporate overhead allocated to the Travel Business for the years ended December 31, 1997, 1998 and 1999 amounted to $2.3 million, $2.0 million and $3.8 million, respectively, and for six months ended June 30, 1999 and 2000 amounted to $1.8 million and $1.9 million, respectively.

        Total assets in the Consumer Finance Business as of December 31, 1998, 1999 and June 30, 2000 were $83.3 million, $78.7 million and $71.9 million, respectively. Total assets in the Travel Business as of December 31, 1998, 1999 and June 30, 2000 were $8.5 million, $12.4 million and $13.4 million, respectively.

        Capital expenditures for the Consumer Finance Business for the years ended December 31, 1997, 1998 and 1999 were $2.7 million, $1.3 million and $2.5 million, respectively, and for the six months ended June 30, 1999 and 2000 were $0.8 million and $0.6 million, respectively. Capital expenditures for the Travel Business for the years ended December 31, 1997, 1998 and 1999 were $0.1 million, $0.1 million and $0.4 million, respectively, and for the six months ended June 30, 1999 and 2000 were $0.2 million and $0.4 million, respectively. In addition, the aggregate purchase price for 38 leasehold interests of travel stores in the Travel Business in 1999 was approximately $5.0 million.

13.     COMMITMENTS AND CONTINGENCIES

        The Company leases computer equipment under operating leases which expire at various times through 2002. The Company's finance and travel centers are leased under noncancelable operating leases that generally have two to five-year terms with options to renew. The aggregate minimum lease commitments under these leases are as follows:

YEARS ENDED DECEMBER 31,
------------------------
          2000                       $3,058,000
          2001                        2,395,000
          2002                        1,219,000
          2003                          427,000
          2004                          175,000
                                     ----------
                                     $7,274,000
                                     ==========

        Aggregate rental expense for the years ended December 31, 1997, 1998 and 1999 were $2,418,000, $2,268,000, and $3,141,000, respectively, and for the six months ended June 30, 1999 and 2000 were $1,439,000 and $1,799,000, respectively.

        Concurrent with the Plan, the Company has entered into a new employment agreement with the Chairman of the Board of Directors for a period of five years, expiring December 31, 2005, at a base salary of $325,000 per year for the period from January 1, 2001 to December 31, 2002, and then receive yearly minimum increases of $25,000 per annum with eligibility to participate in the Company's executive compensation plans. Any changes to the agreement require approval of the Board of Directors.

        The Company is from time to time involved in routine litigation incidental to the conduct of its business. Management of the Company believes that litigation currently pending will not have a material adverse effect on the Company's financial position or results of operations.

14.     SUBSEQUENT EVENT

        On August 11, 2000, the Company entered into a new credit agreement with several banks and Union Bank of California, N. A. as Agent ("Union Bank Line of Credit) that provided for the issuance of notes up to $55,000,000. Borrowings under the Union Bank Line of Credit is limited to 70% of eligible receivable contracts as defined in the credit agreement. Substantially all of the assets and stock of Central Consumer Finance Company ("Central Consumer"), a wholly owned subsidiary of the Company, has been pledged as collateral for amounts borrowed under the Union Bank Line of Credit. The Union Bank Line of Credit requires, among other things, that the Company maintain specific financial ratios and satisfy certain financial covenants with respect to Central Consumer and restricts, among other things, Central Consumer's ability to incur additional indebtedness, pay dividends, make certain restricted payments or consummate certain asset sales. At June 30, 2000, Central Consumer and its subsidiaries had total assets of approximately $70.0 million and stockholders' equity of approximately $30.0 million. Interest on the Union Bank Line of Credit is determined at the Company's option, equal to either, (a) 87.5 basis points above the higher of the prime rate Union


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


Bank of California announces or the federal funds rate plus 50 basis points or
(b) 225 basis points above the interest rate per annum at which Union Bank of California offers deposits in dollars to prime banks in the London Eurodollar market.

        Upon execution of the Plan, the Company entered into a new lease with BCE Properties II, Inc., an affiliated company, for its executive and administrative offices. The new lease is for a period of 15 years with annual rent of $300,000 per year subject to CPI increases. Additionally, the Company entered into a 15 year agreement to lease approximately 30,000 square feet of retail space to Banner's Central Electric, Inc., an affiliated company, with annual rent of $200,000 per year subject to CPI increases.

                                   * * * * * *


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